                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                  ReLife, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                       Class A Common Stock: 7595 2N 109
             ------------------------------------------------------
                                 (CUSIP Number)

                               Richard M. Scrushy
                     HEALTHSOUTH Rehabilitation Corporation
                      Two Perimeter Park South, Suite 224W
                           Birmingham, Alabama 35243
                                 (205) 967-7116
- -------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 18, 1994
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     7595 2N 109                               Page 2 of ___ Pages

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               HEALTHSOUTH Rehabilitation Corporation
               63-0860407

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  ___
                                                                       (b)  ___

   3.      SEC USE ONLY

   4.      SOURCE OF FUNDS*
               00

   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            ___

   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware


      NUMBER OF              7.    SOLE VOTING POWER
       SHARES                      0
    BENEFICIALLY
      OWNED BY               8.    SHARED VOTING POWER
        EACH                       3,738,700
     REPORTING
       PERSON                9.    SOLE DISPOSITIVE POWER
        WITH                       0

                            10.    SHARED DISPOSITIVE POWER
                                   0

   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,738,700

   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          ___

   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               31.56%

   14.     TYPE OF REPORTING PERSON*
               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

Class of Equity Securities:              Class A Common Stock, par value $.01
                                         per share

Name and Address of Issuer:              ReLife, Inc.
                                         813 Shades Creek Parkway
                                         Suite 300
                                         Birmingham, Alabama  35209

Item 2.  Identity and Background.

Name:                                    HEALTHSOUTH Rehabilitation Corporation

State of Organization:                   Delaware

Principal Business:                      Development, ownership and operation of
                                         rehabilitation and other healthcare
                                         facilities.

Address of Principal Business
and Principal Office:                    Two Perimeter Park South
                                         Suite 224W
                                         Birmingham, Alabama 35243

(d)      No

(e)      No


Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the execution of a Plan and Agreement of Merger dated September 18, 1994 (the "Merger Agreement"), by and among ReLife, Inc. ("ReLife"), HEALTHSOUTH Rehabilitation Corporation ("HEALTHSOUTH") and RRS Acquisitions Company, Inc. (the "Subsidiary"), Michael E. Stephens, Chairman of the Board, President and Chief Executive Officer of ReLife, entered into a Proxy Agreement dated September 18, 1994, between HEALTHSOUTH and Mr. Stephens (the "Proxy Agreement"). In the Proxy Agreement, Mr. Stephens granted to HEALTHSOUTH the right to vote each of the shares of ReLife Common Stock owned, controlled or acquired by Mr. Stephens in favor of the merger contemplated in the Merger Agreement and against any proposals for any recapitalization, merger, sale of assets or other business combination between ReLife and any other person or entity, as well as certain other matters.

         In connection with the Merger Agreement, shares of ReLife will be cancelled and the holders of such shares will be entitled to receive a fraction of a share of HEALTHSOUTH Common Stock for each share of ReLife Common Stock so held. One of the conditions of the willingness of HEALTHSOUTH to enter into the Merger Agreement was Mr. Stephens execution and delivery of the Proxy Agreement. The foregoing constituted the consideration for Mr. Stephens' executing and delivering the Proxy Agreement.


Item 4.  Purpose of Transaction.

         HEALTHSOUTH entered into the Proxy Agreement as a part of the overall transaction set forth in the Merger Agreement. By obtaining the right to vote the shares owned or controlled by Mr. Stephens, HEALTHSOUTH obtained additional assurance that the affirmative vote of ReLife stockholders to approve the Merger Agreement may be obtained. Pursuant to the provisions of the Merger Agreement, HEALTHSOUTH will seek to cause a merger to be effected between the Subsidiary and ReLife, with Relife to be the surviving corporation, pursuant to which the shares of Common Stock of ReLife will be surrendered and cancelled and the holders of such shares will be entitled to receive a fraction of a share of HEALTHSOUTH Common Stock for each share of the common stock of ReLife so held.


Item 5.  Interest in Securities of the Issuer.

         (a) The Proxy Agreement recites that Mr. Stephens currently owns, or has the power to vote, no shares of ReLife Class A Common Stock, par value $.01 per share (the "Class A Common Stock") and 373,870 shares of ReLife Class B Common Stock, par value $.01 per share (the "Class B Common Stock"). The Proxy Agreement applies to those shares and any shares thereafter acquired by Mr. Stephens prior to its termination.

         Class B Common Stock is entitled to ten votes per share, and Class A Common Stock is entitled to one vote per share, with respect to all matters to be acted upon the stockholders of ReLife, voting as single class, except with respect to the election of directors of ReLife, as to which the classes vote separately, and each class is entitled to elect a fixed percentage of the total number of directors. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis, but the Proxy Agreement does not grant conversion rights to HEALTHSOUTH. Mr. Stephens retains all such conversion rights.

         Mr. Stephens currently has beneficial ownership of 564,600 shares of the Class A Common Stock and 973,870 shares of the Class B Common Stock, including shares held pursuant to options which are currently exercisable. Pursuant to the Proxy Agreement, HEALTHSOUTH will obtain the right to vote such shares upon their exercise, but the Proxy Agreement does not grant HEALTHSOUTH the right to require that such shares be exercised and HEALTHSOUTH has been informed that Mr. Stephens has no present intention to exercise any of the options. As a result, those shares are not included in determining the total number of shares which HEALTHSOUTH currently has the right to vote or the percentage of class represented by the number of shares beneficially owned by HEALTHSOUTH. Because each share of Class B Common Stock is entitled to ten votes per shares, the right to vote such shares is equivalent to a right to vote a total of 3,738,700 shares of the Class A Common Stock. That total constitutes 31.56% of the total votes available with respect to all issued and outstanding shares of Class A Common Stock and Class B Common Stock, voting as one class.

         (b) HEALTHSOUTH has sole voting power with respect to voting in favor of the merger contemplated within the Merger Agreement and against any proposal for any recapitalization, merger, sale of assets or other business combination between ReLife and any other person or entity, as well as certain other matters. HEALTHSOUTH does not have voting power with respect to any other matters to be acted upon by the stockholders of ReLife. HEALTHSOUTH's voting power currently extends to 373,870 shares of Class B Common Stock, which is the equivalent of 3,738,700 shares of Class A Common Stock for the purposes identified above. Any other voting rights with respect to the foregoing shares of Class B Common Stock are retained by Michael E. Stephens, Chairman of the Board, President and Chief Executive Officer of ReLife. The principal business address of ReLife and the business address of Mr. Stephens, are 813 Shades Creek Parkway, Suite 300, Birmingham, Alabama 35209. Mr. Stephens is a citizen of the United States of America. The answer to Items 2(d) and (e) with respect to Mr. Stephens is no.

         (c)     Not applicable.

         (d)     Not applicable.

         (e)     Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with
                 Respect to Securities of the Issuer.

         (a) Pursuant to Section 9.3(f) of the Merger Agreement, which Section is incorporated herein by reference, HEALTHSOUTH and Mr. Stephens have agreed to enter into a Registration Rights Agreement with respect to shares of HEALTHSOUTH Common Stock which may be acquired by Mr. Stephens upon the exercise of that certain Stock Option Agreement dated as of January 26, 1987, as amended.

         (b) In connection with qualifying for "pooling of interests" treatment for accounting purposes, it is expected that Mr. Stephens will execute a letter to HEALTHSOUTH representing and covenanting that, within 30 days preceding the consummation of the Merger Agreement, Mr. Stephens has not sold, transferred or otherwise disposed of, and will not sell, transfer or otherwise dispose of, any ReLife Common Stock.

Item 7.   Materials to be filed as Exhibits.

          Exhibit A:   Proxy Agreement, dated September 18, 1994, by and between
                       HEALTHSOUTH Rehabilitation Corporation and Michael E.
                       Stephens.

          Exhibit B:   Plan and  Agreement of  Merger, dated September 18, 1994,
                       by and among HEALTHSOUTH Rehabilitation Corporation, RRS
                       Acquisitions Company, Inc. and ReLife, Inc., together with Exhibits thereto.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:          September 26, 1994                /s/ William W. Horton
            _______________________       ______________________________________
                                                    William W. Horton
                                           Group Vice President - Legal Services

                                PROXY AGREEMENT


         AGREEMENT, dated September 18, 1994, between HEALTHSOUTH Rehabilitation Corporation, a Delaware Corporation ("HEALTHSOUTH"), and MICHAEL E. STEPHENS, a resident of Birmingham, Alabama (the "Stockholder").

         WHEREAS, as of the date hereof, the Stockholder owns, or has the power to vote, no shares of Class A Common Stock, par value $0.01 per share, and 373,870 shares of Class B Common Stock, par value $0.01 per share (the Class A and Class B Common Stock being herein together referred to as the "ReLife Common Stock"), of ReLife, Inc., a Delaware corporation ("ReLife"), (all such shares and any shares hereafter acquired by the Stockholder prior to the termination of this Proxy Agreement being referred to herein as the "Shares");

         WHEREAS, HEALTHSOUTH, a subsidiary of HEALTHSOUTH (the "HEALTHSOUTH Subsidiary") and ReLife propose to enter into a Plan and Agreement of Merger, dated as of the date hereof (as the same may be amended from time to time, the "Plan of Merger"), which provides, upon the terms and subject to the conditions thereof, for the merger of ReLife with and into HEALTHSOUTH by merging the HEALTHSOUTH Subsidiary into ReLife (the "Merger"); and

         WHEREAS, as a condition of the willingness of HEALTHSOUTH to enter into the Plan of Merger, HEALTHSOUTH has requested that the Stockholder agree, and, in order to induce HEALTHSOUTH to enter into the Plan of Merger, the Stockholder has agreed, to grant HEALTHSOUTH his proxy to vote the Shares;

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Plan of Merger, the parties hereto agree as follows:

         Section 1. Representation and Warranties of the Stockholder. The Stockholder hereby represents and warrants to HEALTHSOUTH as follows:

         1.1 Authority, etc. The Stockholder has full power and authority to execute and deliver this Proxy Agreement and to consummate the transactions contemplated hereby and by the Plan of Merger. The execution and delivery of the Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been approved by the Board of Directors of ReLife. This Agreement has been duly executed and delivered by Stockholder and, assuming its due authorization, execution and delivery by HEALTHSOUTH, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         1.2 Title to Shares. The Stockholder is the record or beneficial owner of the Shares, free and clear of any proxy or voting restriction other than pursuant to this Proxy Agreement, the Certificate of Incorporation of ReLife or an agreement between the Stockholder and Lakeshore, Inc. requiring the Stockholder to vote for a designee of Lakeshore, Inc. for election to the Board of Directors of ReLife.

         Section 2. Transfer and Voting of Shares.

         2.1. Transfer or Conversion of Shares. During the Proxy Term (as defined below), and except as otherwise provided herein, or in or permitted by the Plan of Merger, the Stockholder shall not (a) sell, pledge or otherwise dispose of any of the Shares, (b) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy with respect thereto other than pursuant to this Proxy Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any ReLife Common Stock, or (d) convert any shares of ReLife Class B Common Stock into ReLife Class A Common Stock.

         2.2. Voting of Shares; Further Assurances. (a) The Stockholder, by this Agreement, with respect to those Shares that he owns of record or for which he has the power to vote, does hereby constitute and appoint HEALTHSOUTH, or any nominee of HEALTHSOUTH, with full power of substitution, during and for the Proxy Term, as his true and lawful attorney and proxy, for and in his name, place and stead, to vote each of the Shares as his proxy, at every annual, special or adjourned meeting of the stockholders of ReLife (including the right to sign his name (as a stockholder) to any consent, certificate or other document relating to ReLife that the law of the State of Delaware may permit or require) (i) in favor of the adoption of the Plan of Merger and approval of the Plan of Merger and the other transactions contemplated by the Plan of Merger,
(ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between ReLife and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ReLife under the Plan of Merger or which could result in any of the conditions to ReLife's obligations under the Plan of Merger not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Plan of Merger. The Stockholder further agrees to cause the Shares owned by him beneficially to be voted in accordance with the foregoing.

         (b) For the purposes of this Agreement, "Proxy Term" shall mean the period from the execution of this Agreement until the termination of the Plan of Merger, and following termination of the Plan of Merger, during such time as a Third Party Acquisition Event (as defined in the Plan of Merger) exists with respect to ReLife; provided that in no event shall the Proxy Term extend beyond the close of business one year following the termination of the Plan of Merger.

         (c) The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in HEALTHSOUTH the power to carry out the provisions of this Proxy Agreement.

         Section 3. General Provisions.

         3.1 Severability. If any term or other provision of this Proxy Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Proxy Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Proxy Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         Section 3.2. Entire Agreement. This Proxy Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof.

         Section 3.3. Assignment. This Proxy Agreement shall not be assigned by operation of law or otherwise.

         Section 3.4. Parties in Interest. This Proxy Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Proxy Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Proxy Agreement.

         Section 3.5. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Proxy Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         Section 3.6. Governing Law. Except to the extent that Delaware Law is mandatorily applicable to the rights of the stockholders of ReLife, this Proxy Agreement shall be governed by, and construed in accordance with, the laws of the State of Alabama applicable to contracts executed and to be performed entirely within that state.

         Section 3.7. Counterparts. This Proxy Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have executed this Proxy Agreement as of the date first written above.


                                        _______________________________________
                                                 Michael E. Stephens


                                        HEALTHSOUTH Rehabilitation Corporation


                                        By: ___________________________________
                                                  Michael D. Martin
                                            Senior Vice President and Treasurer

ATTEST:


__________________________________
         Anthony J. Tanner
             Secretary


[CORPORATE SEAL]

                          PLAN AND AGREEMENT OF MERGER


         PLAN AND AGREEMENT OF MERGER (the "Plan of Merger"), made and entered into as of the 18th day of September, 1994, by and among HEALTHSOUTH Rehabilitation Corporation, a Delaware corporation ("HEALTHSOUTH"), RRS ACQUISITIONS COMPANY, INC., a Delaware corporation (the "Subsidiary"), and RELIFE, INC., a Delaware corporation ("ReLife") (the Subsidiary and ReLife being sometimes collectively referred to herein as the "Constituent Corporations").

                              W I T N E S S E T H:

         WHEREAS, the Board of Directors of each of HEALTHSOUTH and ReLife has determined that a business combination between HEALTHSOUTH and ReLife is in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits;

         WHEREAS, the respective Boards of Directors of HEALTHSOUTH, the Subsidiary and ReLife have approved the merger of the Subsidiary with and into ReLife (the "Merger"), upon the terms and conditions set forth in this Plan of Merger, whereby each share of Class A Common Stock, par value $0.01 per share, of ReLife ("Class A Common Stock"), and each share of Class B Common Stock, par value $0.01 per share, of ReLife ("Class B Common Stock", and together with the Class A Common Stock, the "ReLife Common Stock"), not owned directly or indirectly by ReLife, except Dissenting Shares (as hereinafter defined), will be converted into the right to receive the Merger Consideration (as hereinafter defined) (the shares of ReLife Common Stock to be so converted being hereinafter collectively referred to as the "ReLife Shares");

         WHEREAS, each of HEALTHSOUTH, the Subsidiary and ReLife desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

         WHEREAS, for federal income tax purposes, it is intended that the Merger (as defined herein) shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); and

         WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests".

         NOW, THEREFORE, in consideration of the premises, and the mutual covenants and agreements contained herein, the parties hereto do hereby agree as follows:

Section 1.  The Merger.

         1.1. The Merger. Upon the terms and conditions set forth in this Plan of Merger, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Subsidiary shall be merged with and into ReLife at the Effective Time of the Merger (as defined in Section 1.3). Following the Effective Time of the Merger, the separate corporate existence of the Subsidiary shall cease and ReLife shall continue as the surviving corporation (the "Surviving Corporation") under the name "ReLife, Inc." and shall succeed to and assume all the rights and obligations of the Subsidiary and ReLife in accordance with the DGCL.

         1.2. The Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. Central Time on a date to be specified by the parties (the "Closing Date"), which (subject to satisfaction or waiver of the conditions set forth in Sections 9.2 and 9.3) shall be no later than the second business day after satisfaction of the conditions set forth in Section 9.1(c), (e) and
(f)(i), at the offices of Haskell Slaughter Young & Johnston, Professional Association, Birmingham, Alabama, unless another date or place is agreed to in writing by the parties hereto.

         1.3. Effective Time. Subject to the provisions of this Plan of Merger, the parties shall file a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL as soon as practicable on or after the Closing Date. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as Subsidiary and ReLife shall agree should be specified in the Certificate of Merger (the "Effective Time").

         1.4. Effect of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 2. Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange of Certificates.

         2.1. Effect on Capital Stock. As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of any holder of ReLife Shares or any shares of capital stock of the Subsidiary:

         (a) Subsidiary Common Stock. Each share of capital stock of the Subsidiary issued and outstanding immediately prior to the Effective Time of the Merger shall be converted into one fully paid and nonassessable share of ReLife Common Stock.

         (b) Cancellation of Treasury Stock. Each share of ReLife Common Stock that is owned by ReLife or by any subsidiary of ReLife shall automatically be canceled and retired and shall cease to exist, and none of the Common Stock, par value $.01 per share, of HEALTHSOUTH ("HEALTHSOUTH Common Stock"), cash or other consideration shall be delivered in exchange therefor.

         (c) Conversion of ReLife Shares. As of the Effective Time of the Merger, subject to Section 2.2(e), each issued and outstanding ReLife Share (other than shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares (as defined in Section 2.1(d))) shall be converted into a right to receive a fraction of a share of HEALTHSOUTH Common Stock (the shares of HEALTHSOUTH Common Stock to be issued to the holders of ReLife Shares being herein called the "Merger Consideration") in accordance with the Exchange Ratio (as set forth below). Each holder of ReLife Shares shall be entitled to receive such number of shares of HEALTHSOUTH Common Stock as is determined by multiplying the number of ReLife Shares owned by such Holder at the Effective Time of the Merger by the Exchange Ratio. As used herein, "Exchange Ratio" shall mean, and shall be calculated, as follows: (a) if the Base Period Trading Price is greater than $39.00, the Exchange Ratio shall be equal to .6154 minus a fraction, the numerator of which is .6154 minus (24/X), where X is the Base Period Trading Price, and the denominator of which is 2, such fraction being rounded to four decimals; (b) if the Base Period Trading Price is greater than or equal to $31.45 but not greater than $39.00, the Exchange Ratio shall be the quotient, rounded to four decimals, obtained by dividing $24.00 by the Base Period Trading Price; and (c) if the Base Period Trading Price is less than $31.45, the Exchange Ratio shall be .7631. For purposes of this Plan of Merger, the term "Base Period Trading Price" shall mean the average of the daily closing price per share of HEALTHSOUTH Common Stock for the 20-business day period ending on the third business day before the Closing, rounded to the nearest cent. The daily closing price per share shall be the closing price for NYSE-Composite Transactions as reported by the New York Stock Exchange, Inc. (the "Exchange"). As of the Effective Time of the Merger, all such ReLife Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any ReLife Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of HEALTHSOUTH Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

         (d) Dissenting Shares. Notwithstanding anything in this Plan of Merger to the contrary, ReLife Shares outstanding immediately prior to the Effective Time of the Merger held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such shares in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration and any cash in lieu of fractional shares of HEALTHSOUTH Common Stock unless such holder fails to perfect or otherwise loses such holder's right to appraisal, if any. If, after the Effective Time of the Merger, such holder fails to perfect or loses any such right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time of the Merger into the right to receive the Merger Consideration pursuant to
Section 2.1(c) and the cash in lieu of fractional shares of HEALTHSOUTH Common Stock specified in Section 2.2.

         (e) Stock Options. At the Effective Time, all rights with respect to ReLife Common Stock pursuant to any ReLife stock options which are outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to HEALTHSOUTH Common Stock and HEALTHSOUTH shall assume each ReLife stock option in accordance with the terms of the stock option agreement or plan, in each case as amended, under which it was issued and the stock option agreement, as amended, by which it is evidenced such conversion to be consistent with the Exchange Ratio. It is intended that the foregoing provisions shall be undertaken in a manner that will not constitute a "modification" as defined in Section 425 of the Code, as to any stock option which is an "incentive stock option".

         (f) Anti-Dilution Provisions. In the event that HEALTHSOUTH changes the number of shares of HEALTHSOUTH Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, (i) the Base Period Trading Price shall be adjusted to appropriately adjust the Exchange Ratio, and (ii) if agreed upon between the parties, the anticipated Effective Time shall be postponed for an appropriate period of time agreed upon by the parties in order for the Base Period Trading Price to reflect the market effect of such stock split, stock dividend, or similar recapitalization.

         2.2 Exchange of Certificates. (a) Exchange Agent.Prior to the Effective Time of the Merger, HEALTHSOUTH shall enter into an agreement with such bank or trust company as may be designated by HEALTHSOUTH (the "Exchange Agent") which provides that HEALTHSOUTH shall deposit with the Exchange Agent as of the Effective Time of the Merger, for the benefit of the holders of ReLife Shares, for exchange in accordance with this Section 2, through the Exchange Agent, certificates representing the shares of HEALTHSOUTH Common Stock (such shares of HEALTHSOUTH Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time of the Merger and appropriate cash payments in lieu of fractional shares, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding ReLife Shares, and will deposit from time-to-time into the Exchange Fund after the Effective Time such amounts of cash as may be required to make the payments required pursuant to Sections 2.2(c) and 2.2(e). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration, cash in lieu of fractional shares of HEALTHSOUTH Common Stock and any dividends or other distributions to which ReLife's stockholders shall be entitled pursuant to the Plan of Merger contemplated to be delivered to ReLife's stockholders pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

         (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time of the Merger, HEALTHSOUTH shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time of the Merger represented outstanding ReLife Shares (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as HEALTHSOUTH may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of HEALTHSOUTH Common Stock. HEALTHSOUTH shall assure that forms of the letters of transmittal are available for delivery to stockholders of ReLife prior to the Effective Time of the Merger and shall use its best efforts to cause the Exchange Agent to accept deliveries by hand of the Certificates, completed letters of transmittal and related documentation beginning at the Effective Time and to effect the exchange of such Certificates promptly. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by HEALTHSOUTH, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of HEALTHSOUTH Common Stock which such holder has the right to receive pursuant to the provisions of this Section 2, cash in lieu of fractional shares of HEALTHSOUTH Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c). The Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of ReLife Shares which is not registered in the transfer records of ReLife, a certificate representing the proper number of shares of HEALTHSOUTH Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of HEALTHSOUTH Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of HEALTHSOUTH that such tax has been paid or is not applicable. Until surrendered as contemplated by this
Section 2.2, each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the certificate representing shares of HEALTHSOUTH Common Stock, cash in lieu of any fractional shares of HEALTHSOUTH Common Stock and any other dividends or distributions as contemplated by this Section 2.2. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of HEALTHSOUTH Common Stock. To the extent permitted by law, former stockholders of record of ReLife shall be entitled to vote after the Effective Time of the Merger at any meeting of HEALTHSOUTH stockholders the number of whole shares of HEALTHSOUTH Common Stock into which their respective ReLife Shares are converted, regardless of whether such holders have exchanged their Certificates for certificates representing HEALTHSOUTH Common Stock in accordance with this Section 2.2.

         (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to HEALTHSOUTH Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of HEALTHSOUTH Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the surrender of such Certificate in accordance with this Section 2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of HEALTHSOUTH Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of HEALTHSOUTH Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time of the Merger theretofore paid with respect to such whole shares of HEALTHSOUTH Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of HEALTHSOUTH Common Stock.

         (d) No Further Ownership Rights in ReLife Shares. All shares of HEALTHSOUTH Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Section 2 (including any cash paid pursuant to Section 2.2(c) or 2.2(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the ReLife Shares theretofore represented by such Certificates. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 2, except as otherwise provided by law.

         (e) No Fractional Shares. No certificates or scrip representing fractional shares of HEALTHSOUTH Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of HEALTHSOUTH. Notwithstanding any other provision of this Plan of Merger, each holder of ReLife Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of HEALTHSOUTH Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of HEALTHSOUTH Common Stock multiplied by the Base Period Trading Price.

         (f) Lost Certificates. In the event any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of HEALTHSOUTH Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of HEALTHSOUTH Common Stock as provided in Section 2.2(c), deliverable in respect thereof pursuant to this Plan of Merger; provided that no bond in excess of that which would be required by HEALTHSOUTH with respect to its existing stockholders in respect of lost certificates shall be required of any holder of ReLife Shares.

         (g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time of the Merger shall be delivered to HEALTHSOUTH, upon demand, and any holders of the Certificates who have not theretofore complied with this Section 2 shall thereafter look only to HEALTHSOUTH for payment of HEALTHSOUTH Common Stock, any cash in lieu of fractional shares of HEALTHSOUTH Common Stock and any dividends or distributions with respect to HEALTHSOUTH Common Stock.

         (h) No Liability. None of HEALTHSOUTH, the Subsidiary, ReLife or the Exchange Agent shall be liable to any person in respect of any shares of HEALTHSOUTH Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time of the Merger (or immediately prior to such earlier date on which any shares of HEALTHSOUTH Common Stock, any cash in lieu of fractional shares of HEALTHSOUTH Common Stock or any dividends or distributions with respect to HEALTHSOUTH Common Stock in respect of such Certificates would otherwise escheat to or become the property of any governmental entity), any such shares, cash, dividends or distributions in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

         (i) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by HEALTHSOUTH, on a daily basis; provided, however, that all such investments shall be limited to the types of investments contained in the definition "Permitted Investments" (other than paragraphs (5), (8), (9), (10), (11), (12), (13), (15) and (16) of such definition) contained in HEALTHSOUTH's Amended and Restated Credit Agreement, dated as of June 7, 1994, among HEALTHSOUTH and NationsBank of North Carolina, as Agent, and the Lenders signatory thereto. Any interest and other income resulting from such investments shall be paid to HEALTHSOUTH.

         2.3 Certificate of Incorporation of Surviving Corporation. The Certificate of Incorporation of ReLife shall be amended and restated, effective at the Effective Time, in a manner satisfactory to HEALTHSOUTH. The Certificate of Incorporation of ReLife, as so amended and restated, shall become the Certificate of Incorporation of the Surviving Corporation from and after the Effective Time and until thereafter amended as provided by law.

         2.4. Bylaws of the Surviving Corporation. The Bylaws of the Subsidiary shall be the Bylaws of the Surviving Corporation from and after the Effective Time of the Merger and until thereafter altered, amended or repealed in accordance with the laws of the State of Delaware, the Certificate of Incorporation of ReLife and the said Bylaws.

         2.5. Directors and Officers of the Surviving Corporation. The Directors and officers of the Subsidiary immediately prior to the Effective Time shall be the Directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Section 3.  Representations and Warranties of ReLife.

         Except as set forth in the Disclosure Schedule delivered at or prior to the execution hereof to HEALTHSOUTH by ReLife (the "Disclosure Schedule") or otherwise disclosed in the ReLife Documents (hereinafter defined), ReLife hereby represents and warrants to HEALTHSOUTH and the Subsidiary, as of the date of the Plan of Merger, as follows:

         3.1. Organization, Existence and Good Standing. ReLife is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. ReLife has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted. ReLife is not, and has not been within the two years immediately preceding the date of this Plan of Merger, a subsidiary or division of another corporation, nor has ReLife within such time owned, directly or indirectly, any shares of HEALTHSOUTH Common Stock or Subsidiary Common Stock.

         3.2 ReLife Capital Stock. ReLife's authorized capital consists of (i) 20,000,000 shares of Class A Common Stock, of which 5,212,242 shares are issued and outstanding as of the date of this Plan of Merger and 80,000 of which shares are issued and held as treasury shares, (ii) 3,000,000 shares of Class B Common Stock, of which 663,372 shares are issued and outstanding as of the date of this Plan of Merger and 20,000 of which shares are issued and held as treasury shares, and (iii) 500,000 shares of Preferred Stock, par value $0.01 per share, no shares of which are issued and outstanding as of the date of this Plan of Merger and none of which shares are issued and held as treasury stock. All of the issued and outstanding ReLife Shares are duly and validly issued, fully paid and nonassessable. Except as set forth on Exhibit 3.2 of the Disclosure Schedule or otherwise disclosed in the ReLife Documents (hereinafter defined), there are no options, warrants, or similar rights granted by ReLife or any other agreements to which ReLife is a party providing for the issuance or sale by it of any additional securities. There is no liability for dividends declared or accumulated but unpaid with respect to any of the ReLife Shares. ReLife has not made any distributions to any holders of ReLife Shares or participated in or effected any issuance, exchange or retirement of ReLife Shares, or otherwise changed the equity interests of holders of ReLife Shares, in contemplation of effecting the Merger within the two years immediately preceding the date of this Plan of Merger. Any ReLife Shares that ReLife has re-acquired during the two years immediately preceding the date of this Plan of Merger have been so re-acquired only for purposes other than "business combinations", as such term is defined in Accounting Principles Board Opinion No. 16, as amended ("Business Combinations").

         3.3 Subsidiaries and Affiliated Partnerships. (a) Exhibit 3.3 of the Disclosure Schedule is a list of all subsidiaries of ReLife (individually, a "ReLife Subsidiary", and collectively, the "ReLife Subsidiaries") and their states of incorporation. Except as set forth on such Exhibit 3.3 of the Disclosure Schedule, ReLife does not own stock in and does not control, directly or indirectly, any other corporation, association or business organization other than the ReLife Partnerships (as defined below).

         (b) Also disclosed on Exhibit 3.3 of the Disclosure Schedule is a list of all general or limited partnerships in which the general partner is ReLife or a ReLife Subsidiary (individually, a "ReLife Partnership" and collectively, the "ReLife Partnerships") and their states of organization. Except as set forth on
Exhibit 3.3 of the Disclosure Schedule, neither ReLife nor any ReLife Subsidiary owns an equity interest in, nor does such entity control, directly or indirectly, any other joint venture or partnership.

         3.4 Organization, Existence and Good Standing of ReLife Subsidiary and/or ReLife Partnerships. (a) Each ReLife Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its respective state of incorporation. Each ReLife Subsidiary has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted.

         (b) Each ReLife Partnership is a general or limited partnership duly organized, validly existing and in good standing under the laws of its respective state of organization. Each ReLife Partnership has all necessary power to own its property and assets and to carry on its business as presently conducted.

         3.5. Foreign Qualifications. ReLife, each ReLife Subsidiary and each ReLife Partnership is qualified to do business as a foreign corporation or foreign general or limited partnership, as the case may be, and is in good standing in each jurisdiction where the nature or character of the property owned, leased or operated by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to so qualify would not have a material adverse effect on such entity.

         3.6. Power and Authority. Subject to the satisfaction of the conditions precedent set forth herein, ReLife has the corporate power to execute, deliver and perform the Plan of Merger and all agreements and other documents executed and delivered or to be executed and delivered by it pursuant to the Plan of Merger and, subject to the satisfaction of the conditions precedent set forth herein, has taken all corporate action on its part required by its Certificate of Incorporation, Bylaws or otherwise, to authorize the execution, delivery and performance of the Plan of Merger and such related documents. Except as set forth on Exhibit 3.6 of the Disclosure Schedule, the execution and delivery of the Plan of Merger does not and, subject to the receipt of required stockholder and regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger will not, violate any provisions of the Certificate of Incorporation of ReLife or any provisions of, or result in the acceleration of any obligation under, any mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree, to which ReLife or any ReLife Subsidiary or ReLife Partnership is a party, or by which it is bound, or violate any restrictions of any kind to which it is subject which, if violated or accelerated, would have a material adverse effect on ReLife.

         3.7. ReLife Public Information. ReLife has heretofore furnished HEALTHSOUTH with true and complete copies of ReLife's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (the "ReLife 10-K"), the proxy statement utilized by ReLife in soliciting proxies in connection with the Annual Meeting of Stockholders of ReLife held on February 17, 1994 (the "ReLife Proxy Statement") and ReLife's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1993 (the "ReLife December 10-Q"), March 31, 1994 (the "ReLife March 10-Q") and June 30, 1994 (the "ReLife June 10-Q") (the ReLife 10-K, the ReLife Proxy Statement, the ReLife December 10-Q, the ReLife March 10-Q and the ReLife June 10-Q being hereinafter collectively called the "ReLife Documents"). The ReLife Documents, at the time they were filed or were initially mailed to stockholders, respectively, were prepared in all material respects in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder applicable thereto (the "Exchange Act") and did not, at the time they were so filed or mailed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the dates such documents were so filed or mailed, the description of the business, operations and financial condition of ReLife contained in the ReLife Documents complied in all material respects with the applicable requirements of the Exchange Act. As of their respective dates, the audited and unaudited consolidated financial statements of ReLife contained in the ReLife Documents were prepared in accordance with, and complied as to form in all material respects with, applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods indicated except to the extent required by changes in generally accepted accounting principles and as may be indicated in the notes thereto, and fairly presented the consolidated financial position of ReLife as at the dates thereof and the consolidated results of operations and cash flows of ReLife for the periods then ended except that (i) any unaudited interim financial statements were subject to normal and recurring year-end adjustments which are not expected to be material in amount and such statements are not necessarily indicative of results for the full fiscal year and (ii) any pro forma financial information contained in such consolidated financial statements is not necessarily indicative of the consolidated financial position of ReLife as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated. The consolidated balance sheet of ReLife at June 30, 1994 included in the ReLife June 10-Q is herein sometimes referred to as the "ReLife Balance Sheet".

         3.8.  Properties and Assets.  ReLife  (including,  as  applicable,  the
ReLife Subsidiaries and the ReLife Partnerships) owns all of the real and personal property included in the ReLife Balance Sheet as being owned by ReLife (except assets recorded under capital lease obligations and such property as has been disposed of during the ordinary course of ReLife's business since the date of the ReLife Balance Sheet), free and clear of any liens, claims, charges, exceptions or encumbrances, except for those (i) if any, which in the aggregate are not material and which do not materially affect continued use of such property, or (ii) which are disclosed in the ReLife Documents or set forth in
Exhibit 3.8 of the Disclosure Schedule.

         3.9. Legal Proceedings. Except as listed on Exhibit 3.9 of the Disclosure Schedule or described in the ReLife Documents, to the knowledge of ReLife, there is no litigation, governmental investigation, condemnation or other proceeding threatened against or relating to ReLife, any ReLife Subsidiary or ReLife Partnership, their properties or businesses, or the transaction contemplated by the Plan of Merger for which an unfavorable outcome could have a material adverse effect on the business of ReLife and, to the knowledge of ReLife, no basis for any such action exists.. Except as listed on Exhibit 3.9 of the Disclosure Schedule or described in the ReLife Documents, as of the date which is 15 days prior to the date hereof, there was no litigation, governmental investigation, condemnation or other proceeding pending, and subsequent to that time, to the knowledge of ReLife, there is and has been no litigation, governmental investigation, condemnation or other proceeding commenced which is still pending against or relating to ReLife, any ReLife Subsidiary or ReLife Partnership, their properties or businesses, or the transaction contemplated by the Plan of Merger.

         3.10 Contracts, etc. (a) ReLife has made available to HEALTHSOUTH true and complete copies of all written, and has disclosed to HEALTHSOUTH all oral, outstanding contracts, obligations and commitments of ReLife (including the ReLife Subsidiaries and ReLife Partnerships) entered into in connection with and related to the business and operations of ReLife (including the ReLife Subsidiaries and ReLife Partnerships), which are material to the operations of ReLife, or has otherwise disclosed such contracts, commitments or obligations in an Exhibit hereto or to the ReLife Documents. Except as otherwise indicated on
Exhibit 3.10(a) of the Disclosure Schedule, all of such contracts, obligations and commitments are valid, binding and enforceable in accordance with their terms (assuming the other parties thereto are bound) and are in full force and effect, except where such invalidity or unenforceability would not have a material adverse effect on ReLife. Except as set forth or incorporated by reference on such Exhibit, no default or alleged default by ReLife (including the ReLife Subsidiaries and ReLife Partnerships) exists thereunder, except for defaults or alleged defaults which would not have a material adverse effect on ReLife.

         (b) Except as set forth on Exhibit 3.10(b) of the Disclosure Schedule, no contract or agreement to which ReLife or any ReLife Subsidiary or ReLife Partnership is a party will, by its terms, terminate as a result of the transactions contemplated hereby or require any consent from any obligor thereto in order to remain in full force and effect immediately after the Effective Time, except for contracts or agreements which, if terminated, would not have a material adverse effect on ReLife.

         (c) Except as set forth on Exhibit 3.10(c) of the Disclosure Schedule, none of ReLife, any ReLife Subsidiary or any ReLife Partnership has granted any right of first refusal or similar right in favor of any third party with respect to any material portion of its properties or assets (excluding liens described in Section 3.8) or entered into any non-competition agreement or similar agreement restricting its ability to engage in any business in any location.

         3.11 Subsequent Events. Except as set forth on Exhibit 3.11 of the Disclosure Schedule or disclosed in the ReLife June 10-Q, none of ReLife, Lakeshore Systems Services, Inc., Rebound, Inc. and ReLife Acquisition Corporation or the ReLife Partnership has, since the date of the ReLife Balance
Sheet:

                 (a)     Experienced any material adverse change.

                 (b) Discharged or satisfied any material lien or encumbrance, or paid or satisfied any material obligation or liability (absolute, accrued, contingent or otherwise), which discharge or satisfaction would have a material adverse effect on ReLife other than
         (i) liabilities shown or reflected on the ReLife Balance Sheet or (ii) liabilities incurred since the date of the ReLife Balance Sheet in the ordinary course of business.

                 (c) Increased or established any reserve for taxes or any other liability on its books or otherwise provided therefor which would have a material adverse effect on ReLife, except as may have been required due to income or operations of ReLife since the date of the ReLife Balance Sheet.

                 (d) Mortgaged, pledged or subjected to any lien, charge or other encumbrance any of the assets, tangible or intangible, which assets are material to the consolidated business or financial condition of ReLife.

                 (e) Sold or transferred any of the assets material to the consolidated business of ReLife, cancelled any material debts or claims or waived any material rights, except in the ordinary course of business.

                 (f) Granted any general or uniform increase in the rates of pay of employees or any material increase in salary payable or to become payable by ReLife to any officer or employee, consultant or agent (other than increases consistent with past practices), or by means of any bonus or pension plan, contract or other commitment (other than the payment of cash bonuses to officers and employees pursuant to and consistent with existing plans and programs), increased in a material respect the compensation of any officer, employee, consultant or agent.

                 (g) Except for this Plan of Merger and any other agreement executed and delivered pursuant to this Plan of Merger, entered into any material transaction other than in the ordinary course of business or permitted under other Sections hereof.

                 (h) Issued any stock, bonds or other securities, other than Common Stock upon exercise of existing outstanding stock options or conversion of Class B Common Stock into Class A Common Stock or stock options granted to employees or consultants of ReLife, all of which are set forth on Exhibit 3.2 of the Disclosure Schedule.

         3.12 Accounts Receivable. (a) Except as set forth on Exhibit 3.12 of the Disclosure Schedule, since the date of the ReLife Balance Sheet, ReLife has not changed any principle or practice with respect to the recordation of accounts receivable or the calculation of reserves therefor, or any material collection, discount or write-off policy or procedure. Accounts receivable are recorded on the ReLife Balance Sheet (and the other consolidated balance sheets of ReLife included in the ReLife Documents) in amounts estimated to be net of contractual allowances related to third-party payor arrangements. ReLife (including the ReLife Subsidiaries and ReLife Partnerships) is in compliance with the terms and conditions of all third-party payor arrangements relating to its accounts receivable, except to the extent that such noncompliance would not have a material adverse effect on ReLife.

         (b) Without limiting the generality of the foregoing, ReLife and each ReLife Subsidiary or ReLife Partnership is in compliance with all Medicare and Medicaid provider agreements to which it is a party, except to the extent that such noncompliance would not have a material adverse effect on ReLife.

         3.13 Tax Returns. ReLife has filed all tax returns required to be filed by it or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, except to the extent that such failures to file, taken together, do not have a material adverse effect on ReLife. ReLife has made all payments shown as due on such returns. Except as set forth on Exhibit 3.13 of the Disclosure Schedule, ReLife has not been notified that any tax returns of ReLife are currently under audit by the Internal Revenue Service or any state or local tax agency. Except as set forth on Exhibit 3.13 of the Disclosure Schedule, no agreements have been made by ReLife for the extension of time or the waiver of the statute of limitations for the assessment or payment of any federal, state or local taxes.

         3.14 Commissions and Fees. Except for fees payable to J.C. Bradford & Co. ("Bradford"), detailed in an agreement, a copy of which has been delivered to HEALTHSOUTH, there are no valid claims for brokerage commissions or finder's or similar fees in connection with the transactions contemplated by this Plan of Merger which may be now or hereafter asserted against HEALTHSOUTH resulting from any action taken by ReLife or its stockholders, officers or Directors, or any of them.

         3.15 Employee Benefit Plans; Employment Matters. (a) Except as set forth on Exhibit 3.15(a) of the Disclosure Schedule, ReLife has neither established nor maintains nor is obligated to make contributions to or under or otherwise participate in (a) any bonus or other type of incentive compensation plan, program, agreement, policy, commitment, contract or arrangement (whether or not set forth in a written document), (b) any pension, profit-sharing, retirement or other plan, program or arrangement, or (c) any other employee benefit plan, fund or program, including, but not limited to, those described in
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). All such plans listed on such Exhibit 3.15(a) (individually, a "Plan" and collectively, the "Plans") have been operated and administered in all material respects in accordance with, as applicable, ERISA, the Internal Revenue Code of 1986, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws. Except as indicated on Exhibit 3.15(a) of the Disclosure Schedule, the Internal Revenue Service has issued a determination letter with respect to each such plan that such plan is exempt from federal income taxation pursuant to Section 501(a) of the Code. No act or failure to act by ReLife has resulted in a "prohibited transaction" (as defined in ERISA) with respect to the Plans that is not subject to a statutory or regulatory exception. No "reportable event" (as defined in ERISA) has occurred with respect to any of the Plans which is subject to Title IV of ERISA. ReLife has not previously made, is not currently making, and is not obligated in any way to make, any contributions to any multi-employer plan within the meaning of the Multi-Employer Pension Plan Amendments Act of 1980.

         (b) Except as set forth on Exhibit 3.15(b) of the Disclosure Schedule, Blue is not a party to any oral or written (i) union, guild or collective bargaining agreement which agreement covers employees in the United States (nor is it aware of any union organizing activity currently being conducted in respect to any of its employees), (ii) agreement with any executive officer or other key employee the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by this Plan of Merger and which provides for the payment of in excess of $100,000, or (iii) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Plan of Merger or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Plan of Merger.

         3.16  Compliance  with Laws in General.  Except as set forth on Exhibit
3.16 of the Disclosure Schedule or disclosed in the ReLife Documents, (i) ReLife has not received any notices of material violations of any federal, state and local laws, regulations and ordinances relating to its business and operations, including, without limitation, the Federal Environmental Protection Act, the Occupational Safety and Health Act, the Americans with Disabilities Act, the Medicare or applicable Medicaid statutes and regulations and any Environmental Laws in each case occurring since January 1, 1991 (or prior thereto if not resolved), and (ii) no notice of any pending inspection or violation of any such law, regulation or ordinance has been received by ReLife which, if it were determined that a violation had occurred, would have a material adverse effect on ReLife.

         3.17 Regulatory Approvals. ReLife and each ReLife Subsidiary and ReLife Partnership, as applicable, holds all licenses, certificates of need and other regulatory approvals required or necessary to be applied for or obtained in connection with its business as presently conducted or as proposed to be conducted, except where the failure to obtain such license, certificate of need or regulatory approval would not have a material adverse effect on ReLife. All such licenses, certificates of need and other regulatory approvals relating to the business, operations and facilities of ReLife and each Subsidiary and ReLife Partnership are in full force and effect, except where any failure of such license, certificate of need or regulatory approval to be in full force and effect would not have a material adverse effect on ReLife. Except as disclosed in the ReLife Documents, any and all past litigation concerning such licenses, certificates of need and regulatory approvals, and all claims and causes of action raised therein, has been finally adjudicated. No such license, certificate of need or regulatory approval has been revoked, conditioned (except as may be customary) or restricted, and, except as disclosed in the ReLife Documents, no action (equitable, legal or administrative), arbitration or other process is pending, or to the best knowledge of ReLife, threatened, which in any way challenges the validly of, or seeks to revoke, condition or restrict any such license, certificate of need, or regulatory approval. Subject to compliance with applicable securities laws and the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and obtaining all requisite governmental consents, the consummation of the Merger will not violate any law or governmental restriction to which ReLife is subject which, if violated, would have a material adverse effect on ReLife.

         3.18 Retirement or Re-Acquisition of HEALTHSOUTH Common Stock. ReLife is not a party to any agreement the effect of which would be to require HEALTHSOUTH directly or indirectly to retire or re-acquire all or part of the shares of HEALTHSOUTH Common Stock issued pursuant to Section 2.1 hereof.

         3.19 Disposition of Assets of Surviving Corporation. ReLife is not a party to any plan to dispose of a significant part of the assets of the Surviving Corporation within two years after the Closing Date, other than dispositions in the ordinary course of business of the Surviving Corporation and dispositions intended to eliminate duplicate facilities or excess capacity.

         3.20 Opinion of Financial Advisor. ReLife has received the oral opinion of Bradford to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of ReLife Shares from a financial point of view, a written copy of which opinion will be delivered by ReLife to HEALTHSOUTH prior to the date on which the definitive proxy materials for the Proxy Statement (as defined in Section 7.5(a)) are filed with the SEC.

         3.21 No Untrue Representations. No representation or warranty by ReLife in this Plan of Merger, and no Exhibit or certificate issued by ReLife and furnished or to be furnished to HEALTHSOUTH pursuant hereto, or in connection with the transactions contemplated hereby, contains or, at the time furnished, will contain any untrue statement of a material fact, or omits or, at the time furnished, will omit to state a material fact necessary to make the statements or facts contained therein not misleading in light of all of the circumstances then prevailing.

Section 4. Representations and Warranties of the Subsidiary and HEALTHSOUTH.

         The Subsidiary and HEALTHSOUTH, jointly and severally, hereby represent and warrant to ReLife as follows:

         4.1 Organization, Existence and Capital Stock. The Subsidiary is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware and is duly qualified to transact business as a foreign corporation in the State of Alabama. The Subsidiary's authorized capital consists of 1,000 shares of Common Stock, par value $.01 per share, all of which shares are issued and registered in the name of HEALTHSOUTH. The Subsidiary has not, within the two years immediately preceding the date of this Plan of Merger, owned, directly or indirectly, any shares of ReLife Common Stock.

         4.2 Power and Authority. The Subsidiary has corporate power to execute, deliver and perform the Plan of Merger and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to the Plan of Merger, and, subject to the satisfaction of the conditions precedent set forth herein subject to stockholder approval as required by Delaware law, has taken all actions required by law, its Certificate of Incorporation, its Bylaws or otherwise, to authorize the execution and delivery of the Plan of Merger and such related documents. The execution and delivery of the Plan of Merger does not and, subject to the receipt of required stockholder and regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger contemplated hereby will not, violate any provisions of the Certificate of Incorporation or Bylaws of the Subsidiary, or any agreement, instrument, order, judgment or decree to which the Subsidiary is a party or by which it is bound, violate any restrictions of any kind to which the Subsidiary is subject, or result in the creation of any lien, charge or encumbrance upon any of the property or assets of the Subsidiary.

         4.3 Commissions and Fees. Except for fees owed to Smith Barney Inc. ("Smith Barney"), as detailed in the agreement which has been delivered to ReLife, there are no claims for brokerage commissions, investment bankers' fees or finder's fees in connection with the transaction contemplated by the Plan of Merger resulting from any action taken by the Subsidiary or any of its officers, Directors or agents.

         4.4 No Subsidiaries. The Subsidiary does not own stock in, and does not control directly or indirectly, any other corporation, association or business organization. The Subsidiary is not a party to any joint venture or partnership.

         4.5 Legal Proceedings. There are no actions, suits or proceedings pending or threatened against the Subsidiary, at law or in equity, relating to or affecting the Subsidiary, including the Merger. The Subsidiary does not know or have any reasonable grounds to know of any justification for any such action, suit or proceeding.

         4.6 No Contracts or Liabilities. Other than the obligations created under the Plan of Merger, the Subsidiary is not obligated under any contracts, claims, leases, liabilities (contingent or otherwise), loans or otherwise.

Section 5.     Representations and Warranties of HEALTHSOUTH.

         HEALTHSOUTH hereby represents and warrants to ReLife as follows:

         5.1 Organization, Existence and Good Standing. HEALTHSOUTH is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware. HEALTHSOUTH has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted. HEALTHSOUTH is duly qualified to do business and is in good standing in all jurisdictions in which the character of the property owned, leased or operated or the nature of the business transacted by it makes qualification necessary. HEALTHSOUTH is not, and has not been within the two years immediately preceding the date of this Plan of Merger, a subsidiary or division of another corporation, nor has HEALTHSOUTH within such time owned, directly or indirectly, any shares of ReLife Common Stock.

         5.2 Power and Authority. HEALTHSOUTH has corporate power to execute, deliver and perform the Plan of Merger and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to the Plan of Merger, and, subject to the satisfaction of the conditions precedent set forth herein has taken all actions required by law, its Certificate of Incorporation, its Bylaws or otherwise, to authorize the execution and delivery of the Plan of Merger and such related documents. The execution and delivery of the Plan of Merger does not and, subject to the receipt of required regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger contemplated hereby will not, violate any provisions of the Certificate of Incorporation or Bylaws of HEALTHSOUTH, or any provision of, or result in the acceleration of any obligation under, any mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which HEALTHSOUTH is a party or by which it is bound, or violate any restrictions of any kind to which HEALTHSOUTH is subject.

         5.3 HEALTHSOUTH Common Stock. On the Closing Date, HEALTHSOUTH will have a sufficient number of authorized but unissued and/or treasury shares of its Common Stock available for issuance to the holders of ReLife Shares in accordance with the provisions of the Plan of Merger. The HEALTHSOUTH Common Stock to be issued pursuant to the Plan of Merger will, when so delivered, be
(i) duly and validly issued, fully paid and nonassessable, (ii) issued pursuant to an effective registration statement under the Securities Act of 1933, as amended, and (iii) authorized for listing on the Exchange upon official notice of issuance.

         5.4. Capitalization. HEALTHSOUTH has an authorized capitalization of 1,500,000 shares of Preferred Stock, par value $.10 per share, of which no shares are issued and outstanding, and no shares are held in treasury, and 75,000,000 shares of Common Stock, par value $.01 per share, of which 29,913,358 shares are issued and outstanding, and 263,000 shares are held in treasury. All of the issued and outstanding shares of HEALTHSOUTH Common Stock has been duly and validly issued and are fully paid and non-assessable. Except as disclosed in the HEALTHSOUTH Documents (as hereinafter defined) and except for the issuance of options to purchase Common Stock under existing stock option plans of HEALTHSOUTH, there are no options, warrants or similar rights granted by HEALTHSOUTH or any other agreements to which HEALTHSOUTH is a party providing for the issuance or sale by it of any additional securities. There is no liability for dividends declared or accumulated but unpaid with respect to any shares of HEALTHSOUTH Common Stock. HEALTHSOUTH has not made any distributions to any holder of HEALTHSOUTH Common Stock or participated in or effected any issuance, exchange or retirement of HEALTHSOUTH Common Stock, or otherwise changed the equity interests of holders of HEALTHSOUTH Common Stock, in contemplation of effecting the Merger within the two years immediately preceding the date of this Plan of Merger. Any shares of HEALTHSOUTH Common Stock that HEALTHSOUTH has re-acquired during the two years immediately preceding the date of this Plan of Merger have been so re-acquired only for purposes other than Business Combinations.

         5.5 Subsidiary Common Stock. HEALTHSOUTH owns, beneficially and of record, all of the issued and outstanding shares of Subsidiary Common Stock, which are validly issued and outstanding, fully paid and nonassessable, free and clear of all liens and encumbrances. HEALTHSOUTH has the corporate power to endorse and surrender such Subsidiary Shares for cancellation pursuant to the Plan of Merger. HEALTHSOUTH has taken all such actions as may be required in its capacity as the sole stockholder of the Subsidiary to approve the Merger.

         5.6 HEALTHSOUTH Public Information. HEALTHSOUTH has heretofore furnished ReLife with true and complete copies of HEALTHSOUTH's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as amended (the "HEALTHSOUTH 10-K"), the proxy statement utilized by HEALTHSOUTH in soliciting proxies in connection with the Annual Meeting of Stockholders of HEALTHSOUTH held on April 14, 1994 (the "HEALTHSOUTH Proxy Statement") and HEALTHSOUTH's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, as amended (the "HEALTHSOUTH March 10-Q") and June 30, 1994, as amended (the "HEALTHSOUTH
June 10-Q") (the HEALTHSOUTH 10-K, the HEALTHSOUTH Proxy Statement, the HEALTHSOUTH March 10-Q and the HEALTHSOUTH June 10-Q being hereinafter collectively called the "HEALTHSOUTH Documents"). The HEALTHSOUTH Documents, at the time they were filed or were initially mailed to stockholders, respectively, were prepared in all material respects in accordance with the applicable requirements of the Exchange Act and did not, at the time they were so filed or mailed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the dates such documents were so filed or mailed, the description of the business, operations and financial condition of HEALTHSOUTH contained in the HEALTHSOUTH Documents complied in all material respects with the applicable requirements of the Exchange Act. As of their respective dates, the audited and unaudited consolidated financial statements of HEALTHSOUTH contained in the HEALTHSOUTH Documents were prepared in accordance with, and complied as to form in all material respects with, applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods indicated except to the extent required by changes in generally accepted accounting principles and as may be indicated in the notes thereto and fairly presented the consolidated financial position of HEALTHSOUTH as at the dates thereof and the consolidated results of operations and cash flows of HEALTHSOUTH for the periods then ended and except (i) that any unaudited interim financial statements were subject to normal and recurring year-end adjustments which are not expected to be material in amount and (ii) such statements are not necessarily indicative of results for the full fiscal year and any pro forma financial information contained in such consolidated financial statements is not necessarily indicative of the consolidated financial position of HEALTHSOUTH as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

         5.7 Commissions and Fees. Except for fees owed to Smith Barney, detailed in an agreement, a copy of which has been delivered to ReLife, there are no claims for brokerage commissions, investment bankers' fees or finder's fees in connection with the transactions contemplated by the Plan of Merger resulting from any action taken by HEALTHSOUTH or any of its officers, Directors or agents.

         5.8 Legal Proceedings. Except as disclosed in the HEALTHSOUTH Documents, there is no material litigation, governmental investigation or other proceeding pending or, so far as is known to HEALTHSOUTH, threatened against or relating to HEALTHSOUTH, its properties or business, or the transaction contemplated by the Plan of Merger and, so far as is known to HEALTHSOUTH, no basis for any such action exists.

         5.9 No Violations. Subject to compliance with applicable securities laws and the HSR Act, the consummation of the Merger will not violate any law or restriction to which HEALTHSOUTH or its affiliates or their respective properties or assets, is subject.

         5.10 No Material Changes. Since June 30, 1994, there has not been (i) any material adverse change in the financial condition, business, properties, or assets of HEALTHSOUTH and its subsidiaries; (ii) any material loss or damage to any of the properties or assets of HEALTHSOUTH and its subsidiaries (whether or not covered by insurance) which affects or impairs the ability of HEALTHSOUTH and its subsidiaries to conduct their businesses or any labor trouble or any other event or condition of any character which has materially and adversely affected HEALTHSOUTH's business or the business of any of its subsidiaries;
(iii) any mortgage or pledge of any of the properties or assets of HEALTHSOUTH or any of its subsidiaries, or any indebtedness incurred by HEALTHSOUTH or any of its subsidiaries maturing more than one year from the date the indebtedness was incurred; (iv) any purchase, redemption, or other acquisition by HEALTHSOUTH of any shares of its Common Stock; (v) any payment or declaration of a dividend or any other distribution or payment in respect of HEALTHSOUTH Common Stock;
(vi) any issuance, sale, or other disposition of any shares, options or warrants of HEALTHSOUTH Common Stock or of any shares of capital stock of any subsidiary of HEALTHSOUTH or any evidence of indebtedness or securities of HEALTHSOUTH or any of HEALTHSOUTH's subsidiaries, except upon exercise of previously outstanding stock options or in the ordinary course of HEALTHSOUTH's business; or (vii) any notice received by HEALTHSOUTH or any of its subsidiaries from any state or federal taxing authorities notifying that HEALTHSOUTH or any of its subsidiaries is subject to any material action or proceeding for assessment or collection of taxes asserted against HEALTHSOUTH or any of its subsidiaries other than actions or proceedings or claims for assessment or collection of taxes which are being contested in good faith by appropriate proceedings.

         5.11 Retirement or Re-Acquisition of HEALTHSOUTH Common Stock. HEALTHSOUTH has not agreed directly or indirectly to retire or re-acquire all or part of the shares of HEALTHSOUTH Common Stock to be issued pursuant to Section
2.1 hereof.

         5.12 Disposition of Assets of Surviving Corporation. HEALTHSOUTH does not intend or plan to dispose of, or to cause the Surviving Corporation to dispose of, a significant part of the assets of the Surviving Corporation within two years after the Effective Time, other than dispositions in the ordinary course of business of the Surviving Corporation and dispositions intended to eliminate duplicate facilities or excess capacity.

         5.13 Opinion of Financial Advisor. HEALTHSOUTH has received the oral opinion of Smith Barney to the effect that, as of the date hereof, the Merger Consideration is fair to HEALTHSOUTH from a financial point of view, a written copy of which opinion will be delivered by HEALTHSOUTH to ReLife prior to the date on which the definitive proxy materials for the Proxy Statement (as defined in Section 7.5(a)) are filed with the SEC.

         5.14 Accounting and Tax Matters. To the knowledge of HEALTHSOUTH, neither HEALTHSOUTH nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from being effected as a pooling of interests or would prevent the Merger from constituting a transaction qualifying under Section 368(a) of the Code.

         5.15 No Untrue Representation. No representation or warranty by HEALTHSOUTH in this Plan of Merger, and no Exhibit or Certificate issued by HEALTHSOUTH and furnished or to be furnished to ReLife pursuant hereto, or in connection with the transactions contemplated hereby, contains or, at the time furnished, will contain any untrue statement of a material fact, or omits or, at the time furnished, will omit to state a material fact necessary to make the statement or facts contained therein not misleading in light of all of the circumstances then prevailing.

Section 6.   Access to Information and Documents.

         6.1 Access to Information; Confidentiality Agreement. Each of ReLife and HEALTHSOUTH are parties to a Letter Agreement, dated June 3, 1994 (the
"Confidentiality Agreement"), related to access to, and confidentiality of, information to be exchanged between the parties with respect to the Merger contemplated by this Agreement, which Confidentiality Agreement is hereby confirmed by each of ReLife and HEALTHSOUTH and shall continue in full force and effect.

         6.2 Effect of Access. (a) Nothing contained in this Section 6 shall be deemed to create any duty or responsibility on the part of either party to investigate or evaluate the value, validity or enforceability of any contract, lease or other asset included in the assets of the other party.

         (b) With respect to matters as to which any party has made express representations or warranties herein, the parties shall be entitled to rely upon such express representations and warranties irrespective of any investigations made by such parties, except to the extent that such investigations result in actual knowledge of the inaccuracy or falsehood of particular representations and warranties.

Section 7.     Covenants.

         7.1 Preservation of Business. ReLife will use its best efforts to preserve the business organization of ReLife intact and to preserve for HEALTHSOUTH and the Surviving Corporation the goodwill of the suppliers, customers and others having business relations with ReLife.

         7.2 Material Transactions. Except as set forth on Exhibit 7.2 of the Disclosure Schedule, prior to the Closing Date, neither ReLife nor any ReLife
Subsidiary or ReLife Partnership will (other than as required pursuant to or contemplated by the terms of the Plan of Merger and the related documents), without first obtaining the written consent of HEALTHSOUTH:

                 (a) Encumber any asset or enter into any transaction or make any contract or commitment relating to its properties, assets and business of ReLife, other than in the ordinary course of business or as otherwise disclosed herein.

                 (b) Enter into any employment contract which is not terminable upon notice of 30 days or less, at will, and without penalty to it, except in the ordinary course of business.

                 (c)  Except in connection  with  the  ongoing  construction  or development of new rehabilitation facilities as disclosed to HEALTHSOUTH, or for service contracts and equipment leases entered into in the ordinary course of business, enter into any contract or agreement (i) which cannot be performed within three months or less, or
         (ii) which involves the expenditure of over $100,000.

                 (d) Issue or sell, or agree to issue or sell, any shares of its capital stock or other securities of ReLife, except upon exercise of currently outstanding stock options or conversion privileges.

                 (e) Make any payment or  distribution  to the trustee under any bonus, pension, profit-sharing or retirement plan or incur any obligation to make any such payment or contribution which is not in accordance with ReLife's usual past practice, or make any payment or contributions or incur any obligation pursuant to or in respect of any other plan or contract or arrangement providing for bonuses, executive incentive compensation, pensions, deferred compensation, retirement payments, profit-sharing or the like, establish or enter into any such plan, contract or arrangement, or terminate any Plan.
                 (f) Extend credit to anyone,  except in the ordinary  course of business consistent with prior practices.

                 (g)   Guarantee  the   obligation   of  any  person,   firm  or
         corporation, except in the ordinary course of business consistent with prior practices.

                 (h) Amend its Certificate of Incorporation, Bylaws or other organizational documents.

                 (i) Take any action of a character described in Section 3.11(b) to 3.11(g), inclusive.

         7.3 Interim Operations of HEALTHSOUTH. Prior to the Closing Date, except as contemplated by this Plan of Merger and except for the contemplated change of HEALTHSOUTH's corporate name and increase in its authorized capital stock anticipated to be carried out in December, 1994, without first obtaining the written consent of ReLife, HEALTHSOUTH:

                 (a) Shall not conduct its operations other than in the ordinary course and in substantially the same manner as heretofore conducted;

                 (b) Shall not amend its Certificate of Incorporation;

                 (c) Shall not sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) which are material, individually or in the aggregate, except in the ordinary course of business;

                 (d) Shall not redeem, purchase or otherwise acquire, or propose to redeem, purchase or acquire, a material amount of the outstanding HEALTHSOUTH Common Stock;

                 (e) Shall not declare any cash dividends on its capital stock and shall not make any extraordinary distributions with respect to its capital stock;

                 (f) Shall not amend any of the material terms or provisions of its securities, except for any such amendments which affect equally all shares of HEALTHSOUTH Common Stock;

                 (g) Shall not knowingly take any action which would result in a failure to maintain the trading of HEALTHSOUTH Common Stock on the Exchange;

                 (h) Shall not enter into an acquisition transaction which would materially reduce the likelihood of the consummation of the Merger within the time period contemplated by Section 8.1(b)(ii);

                 (i) Shall not issue any options to purchase its Common Stock at less than the fair market value of the Common Stock on the date of grant of such options; and

                 (j) Shall not agree in writing or otherwise to do any of the foregoing.

         7.4 Meeting of ReLife Stockholders. (a) ReLife will take all steps necessary in accordance with its Certificate of Incorporation and Bylaws to call, give notice of, convene and hold a meeting of its stockholders as soon as practicable after the effectiveness of the Registration Statement (as defined in Section 7.5(a) hereof), for the purpose of approving this Plan of Merger and for such other purposes as may be necessary. Unless this Plan of Merger shall have been validly terminated as provided herein, the Board of Directors of ReLife will (i) recommend to its stockholders the approval of this Plan of Merger, the transactions contemplated hereby and any other matters to be submitted to the stockholders in connection therewith, to the extent that such approval is required by applicable law in order to consummate the Merger, and (ii) use its reasonable, good faith efforts to obtain the approval by its stockholders of this Plan of Merger and the transactions contemplated hereby.

         (b) Nothing contained herein shall affect the right of ReLife to take action by written consent in lieu of meeting to the extent permitted by applicable law and its Certificate of Incorporation and Bylaws.

         7.5 Registration Statement. (a) HEALTHSOUTH shall prepare and file with the SEC and any other applicable regulatory bodies, as soon as reasonably practicable, a Registration Statement on Form S-4 with respect to the shares of HEALTHSOUTH Common Stock to be issued in the Merger (the "Registration Statement"), and will otherwise proceed promptly to satisfy the requirements of the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder applicable thereto (the "Securities Act"), including Rule 145 thereunder. Such Registration Statement shall contain a proxy statement of ReLife containing the information required by the Exchange Act (the "Proxy Statement"). HEALTHSOUTH shall take all reasonable steps to cause the
Registration Statement to be declared effective and to maintain such effectiveness until all of the shares covered thereby have been distributed. HEALTHSOUTH shall promptly amend or supplement the Registration Statement to the extent necessary in order to make the statements therein not misleading or to correct any misstatements which have become false or misleading. HEALTHSOUTH shall use its reasonable, good faith efforts to have the Registration Statement declared effective by the SEC under the provisions of the Securities Act.

         (b) The information specifically designated as being supplied by ReLife for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Proxy Statement is first mailed to ReLife's stockholders, at the time of the ReLife stockholders' meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information specifically designated as being supplied by ReLife for inclusion in the Proxy Statement to be sent to the stockholders of ReLife in connection with the meeting of the holders of ReLife Shares to consider the Merger (the "Stockholders' Meeting") shall not, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to ReLife's stockholders, at the time of the Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to ReLife or any of the ReLife Subsidiaries, or its or their respective officers or directors, should be discovered by ReLife which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, ReLife shall promptly inform HEALTHSOUTH. All documents, if any, that ReLife is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

         (c) The information specifically designated as being supplied by HEALTHSOUTH for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Proxy Statement is first mailed to ReLife's stockholders, at the time of the ReLife stockholders' meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information specifically designated as being supplied by HEALTHSOUTH for inclusion in the Proxy Statement to be sent to the Stockholders of ReLife in connection with the Stockholders' Meeting shall not, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to Stockholders, at the time of the Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to HEALTHSOUTH or any of its Subsidiaries, or its or their respective officers or directors, should be discovered by HEALTHSOUTH which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, HEALTHSOUTH shall promptly inform ReLife and shall promptly file such amendment to the Registration Statement. All documents that HEALTHSOUTH is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

         (d) Prior to the Closing Date, HEALTHSOUTH shall use its reasonable, good faith efforts to cause the shares of HEALTHSOUTH Common Stock to be issued pursuant to the Merger to be registered or qualified under all applicable securities or ReLife Sky laws of each of the states and territories of the United States, and to take any other actions which may be necessary to enable the HEALTHSOUTH Common Stock to be issued pursuant to the Merger to be distributed in each such jurisdiction.

         (e) Prior to the mailing of the Proxy Statement to ReLife's stockholders, HEALTHSOUTH shall file an additional listing application (the "Listing Application") with the Exchange relating to the shares of HEALTHSOUTH Common Stock to be issued in connection with the Merger, and shall use its reasonable, good faith efforts to cause such shares of HEALTHSOUTH Common Stock to be approved for listing upon the Exchange upon official notice of issuance prior to such mailing date.

         (f) ReLife shall furnish all information to HEALTHSOUTH with respect to ReLife and the ReLife Subsidiaries and ReLife Partnerships as HEALTHSOUTH may reasonably request for inclusion in the Registration Statement and the Listing Application, and shall otherwise cooperate with HEALTHSOUTH in the preparation and filing of such documents.

         (g) HEALTHSOUTH shall furnish all information to ReLife with respect to HEALTHSOUTH as ReLife may reasonably request for inclusion in the Proxy Statement, and shall otherwise cooperate with ReLife in the preparation and filing of such documents.

         7.6 Exemption from State Takeover Laws. ReLife shall take all reasonable steps necessary to exempt ReLife and the Merger from the requirements of any state takeover statute or other similar state law which would prevent or impede the consummation of the transactions contemplated hereby, by action of ReLife's Board of Directors or otherwise.

         7.7 HSR Act Compliance. HEALTHSOUTH and ReLife shall promptly make their respective filings, and shall thereafter use their reasonable, good faith efforts to promptly make any required submissions, under the HSR Act with respect to the Merger and the transactions contemplated hereby. HEALTHSOUTH and ReLife will use their respective reasonable, good faith efforts to obtain all other permits, authorizations, consents and approvals from third parties and governmental authorities necessary to consummate the Merger and the transactions contemplated hereby.

         7.8 Public Disclosures. HEALTHSOUTH and ReLife will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Plan of Merger, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law or requirements of the Exchange or the NASDAQ National Market. The parties shall issue a joint press release, mutually acceptable to HEALTHSOUTH and ReLife, promptly upon execution and delivery of this Plan of Merger.

         7.9 Resignation of ReLife Directors. On or prior to the Closing Date, ReLife shall deliver to HEALTHSOUTH evidence satisfactory to HEALTHSOUTH of the resignation of the Directors of ReLife, such resignations to be effective on the Closing Date.

         7.10 Notice of Subsequent Events. Each party hereto shall notify the other parties of any changes, additions or events which would cause any material change in or material addition to any Exhibit delivered by the notifying party under this Plan of Merger, promptly after the occurrence of the same. If the effect of such change or addition would, individually or in the aggregate with the effect of changes or additions previously disclosed pursuant to this Section 7.10, constitute a material adverse effect on the notifying party, the non-notifying party may, within ten days after receipt of such notice, elect to terminate this Plan of Merger. If the non-notifying party does not give written notice of such termination within such ten-day period, the non-notifying party shall be deemed to have consented to such change or addition and shall not be entitled to terminate this Plan of Merger by reason thereof (except to the extent that a material adverse change with respect to the notifying party occurs when the effect of such change or addition is aggregated with the effect of subsequently-disclosed changes or additions).

         7.11 No Solicitations. ReLife may, directly or indirectly, furnish information and access, in response to unsolicited requests therefor, to the same extent permitted by Section 6.1, to any corporation, partnership, person or other entity or group, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such corporation, partnership, person or other entity or group concerning any proposal to acquire ReLife upon a merger, purchase of assets, purchase of or tender offer for ReLife Shares or similar transaction (an "Acquisition Transaction"), if the Board of Directors of ReLife determines in its good faith judgment in the exercise of its fiduciary duties or the exercise of its duties under Rule 14e-2 under the Exchange Act, after consultation with legal counsel and its financial advisors, that such action is required by such fiduciary duties in furtherance of the best interest of its stockholders. Except as set forth above, ReLife shall not, and will direct each officer, director, employee, representative and agent of ReLife not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any corporation, partnership, person or other entity or group (other than HEALTHSOUTH or an affiliate or associate or agent of HEALTHSOUTH) concerning any merger, sale of assets, sale of or tender offer for ReLife Shares or similar transactions involving ReLife. ReLife shall promptly notify HEALTHSOUTH if it shall, on or after the date hereof, have entered into a confidentiality agreement with any third party in response to any unsolicited request for information and access in connection with a possible Acquisition Transaction involving such party, such notification to include the identity of such third party and the proposed terms of such possible Acquisition Transaction.

         7.12 Other Actions. (a) Subject to the provisions of Section 7.11 hereof, ReLife shall not knowingly or intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth herein being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in this Plan of Merger not being satisfied, or (unless such action is required by applicable law) which would adversely affect the ability of ReLife or HEALTHSOUTH to obtain any consents or approvals required for the consummation of the Merger without imposition of a condition or restriction which would have a material adverse effect on the Surviving Corporation.

         (b) HEALTHSOUTH shall not knowingly or intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth herein being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in this Plan of Merger not being satisfied, or (unless such action is required by applicable law) which would adversely affect the ability of HEALTHSOUTH or ReLife to obtain any consents or approvals required for the consummation of the Merger without imposition of a condition or restriction which would have a material adverse effect on the Surviving Corporation.

         7.13 Accounting Methods. Neither HEALTHSOUTH nor ReLife shall change its methods of accounting in effect at its most recent fiscal year end, except as required by changes in generally accepted accounting principles as concurred by such parties' independent accountants.

         7.14 Pooling and Tax-Free Reorganization Treatment. Neither HEALTHSOUTH nor ReLife shall intentionally take or cause to be taken any action, whether on or before the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

         7.15 Affiliate and Pooling Agreements. HEALTHSOUTH and ReLife will each use their respective reasonable, good faith efforts to cause each of their respective Directors and executive officers and each of their respective
"affiliates" (within the meaning of Rule 145 under the Securities Act) to execute and deliver to HEALTHSOUTH as soon as practicable an agreement in the form attached hereto as Exhibit 7.15 relating to the disposition of the ReLife Shares and shares of HEALTHSOUTH Common Stock held by such person and the shares of HEALTHSOUTH Common Stock issuable pursuant to this Plan of Merger.

         7.16 Cooperation. (a) HEALTHSOUTH and ReLife shall together, or pursuant to an allocation of responsibility agreed to between them, (i) cooperate with one another in determining whether any filings are required to be made or consents required to be obtained in any jurisdiction prior to the Effective Time in connection with the consummation of the transactions contemplated hereby and cooperate in making any such filings promptly and in seeking to obtain timely any such consents, (ii) use their respective best efforts to cause to be lifted any injunction prohibiting the Merger, or any part thereof, or the other transactions contemplated hereby, and (iii) furnish to one another and to one another's counsel all such information as may be required to effect the foregoing actions.

         (b) Subject to the terms and conditions herein provided, and unless this Plan of Merger shall have been validly terminated as provided herein, each of HEALTHSOUTH and ReLife shall use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party (or any subsidiaries or affiliates of such party) with respect to the Plan of Merger and to consummate the transactions contemplated hereby, subject to the vote of ReLife's stockholders described above, (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and/or any other public or private third party which is required to be obtained or made by such party or any of its subsidiaries or affiliates in connection with this Plan of Merger and the transactions contemplated hereby, and (iii) to take all such other actions as may be necessary or appropriate to effectuate the Merger within the time specified in the Plan of Merger. Each of HEALTHSOUTH and ReLife will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, either of them or any of their subsidiaries or affiliates in connection with the foregoing.

         7.17 ReLife Stock Options. (a) At or as soon as reasonably practicable after the Effective Time of the Merger, HEALTHSOUTH shall deliver to the holders of ReLife stock options appropriate notices setting forth such holders' rights pursuant to the stock option plans under which such ReLife stock options were issued and the stock option agreements evidencing such options, which shall continue in full force and effect on the same terms and conditions (subject to the adjustments required by Sections 2.1(e) or this Section 7.17 after giving effect to the Merger and the assumption of such options by HEALTHSOUTH as set forth herein) as in effect immediately prior to the Effective Time. HEALTHSOUTH shall comply with the terms of the stock option plans, and the stock option agreements as so adjusted, and shall use its reasonable, good faith efforts to ensure, to the extent required by, and subject to the provisions of, such plans or agreements, that the ReLife stock options which qualified as incentive stock options prior to the Effective Time of the Merger shall continue to qualify as incentive stock options after the Effective Time of the Merger.

         (b) HEALTHSOUTH shall take all corporate action necessary to reserve for issuance a sufficient number of shares of HEALTHSOUTH Common Stock for delivery upon exercise of the ReLife stock options and warrants assumed by HEALTHSOUTH in accordance with Section 2.1(e). As soon as practicable after the Effective Time, HEALTHSOUTH shall file with the SEC a registration statement on Form S-8 with respect to shares of HEALTHSOUTH Common Stock subject to such ReLife stock options and shall use its best efforts to maintain the effectiveness of a registration statement or registration statements covering such options (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such ReLife stock options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the provisions of Section 16 of the Exchange Act, where applicable, HEALTHSOUTH shall administer the options and plans assumed pursuant to Section 2.1(e) hereof in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable option or plan complied with such rule prior to the Merger.

         (c) (1) HEALTHSOUTH agrees that, upon the Effective Time, each ReLife stock option, as converted into the right to purchase shares of HEALTHSOUTH Common Stock as provided in Section 2.1(e), shall be fully-vested, shall have as its term during which such option may be exercised the term specified in the stock option plan under which it was issued, or as set forth in the stock option agreement, both as amended as effective immediately prior to the Merger, and all of such options are duly authorized, and binding on and enforceable against HEALTHSOUTH in accordance with their terms, and are subject to no claim or right of set-off or similar right on the part of HEALTHSOUTH or any other right to refuse to honor any such exercise in accordance with the express terms of the relevant stock option plan or stock option agreement, other than a failure to pay the option price in the manner and in accordance with the terms of such stock option agreements or stock option plans. HEALTHSOUTH agrees that it will not assert any right or claim of set-off or any other similar right, unless expressly permitted by any such option, that might in any way delay the immediate exercise of any such stock option. Without limiting the foregoing, HEALTHSOUTH acknowledges that the options held by Michael E. Stephens may be exercised in accordance with the terms thereof, upon payment of the option price, at any time or from time to time at any time during his lifetime, and thereafter as permitted in such stock option agreement by his estate, whether or not he is then an employee of HEALTHSOUTH or any affiliate, and whether or not he and HEALTHSOUTH or any affiliate may then be in any controversy of any nature.

         (2) HEALTHSOUTH agrees that the provisions of Section 7.17(c)(1) are an integral part of the transactions contemplated by this Plan of Merger and that without these provisions ReLife would not have entered into this Plan of Merger. Accordingly, if HEALTHSOUTH shall breach any provision of Section 7.17(c)(1) then, whether suit is commenced by the optionholder or not, HEALTHSOUTH agrees to pay all costs and expenses, including reasonable attorneys' fees incurred by such optionholder in connection with such breach or suit, with such damages, if any, as such optionholder may prove, and, in addition such optionholder may claim punitive damages.

         7.18 Publication of Combined Results. HEALTHSOUTH agrees that within 10 days after the end of the first calendar month following at least 30 days after the Closing Date, HEALTHSOUTH shall cause publication of the combined results of operations of HEALTHSOUTH and ReLife. For purposes of this Section 7.18, the term "publication" shall have the meaning provided in SEC Accounting Series Release No. 135.

         7.19 Employee Benefits. HEALTHSOUTH agrees that following the Closing Date, employees of ReLife shall be entitled to receive the same customary employee benefits as HEALTHSOUTH provides its employees.

         7.20  Non-Competition  Agreement. On the Closing Date,  HEALTHSOUTH and
Michael  E.   Stephens   shall  enter  into  a   Non-Competition   Agreement  in
substantially the form of Exhibit 7.20 attached hereto.

         7.21 Filing of Public Information. (a) From the date of the Plan of Merger to the Closing Date, ReLife will timely file all forms, reports, statements and other documents required to be filed with the SEC (collectively, the "ReLife Subsequent Filings"). The ReLife Subsequent Filings will be prepared in all material respects in accordance with the applicable requirements of the Securities Act and the Exchange Act, and will not at the time they are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the ReLife Subsequent Filings (i) will be prepared in accordance with, and will comply as to form in all material respects with, applicable accounting requirements and the published rules and regulations of the SEC, (ii) will be prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods except to the extent required by changes in generally accepted accounting principles (and as may be indicated in the notes thereto), and (iii) will fairly present the consolidated financial position of ReLife and the ReLife Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that any unaudited interim financial statements will be subject to normal and recurring year-end adjustments which are not expected to be material in amount and will not necessarily be indicative of results for the full fiscal year and any pro forma financial information contained in such consolidated financial statements will not necessarily be indicative of the consolidated financial position of ReLife and the ReLife Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

         (b) From the date of the Plan of Merger to the Closing Date, HEALTHSOUTH will timely file all forms, reports, statements and other documents required to be filed with the SEC (collectively, the "HEALTHSOUTH Subsequent Filings"). The HEALTHSOUTH Subsequent Filings will be prepared in all material respects in accordance with the applicable requirements of the Securities Act and the Exchange Act, and will not at the time they are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the HEALTHSOUTH Subsequent Filings (i) will be prepared in accordance with, and will comply as to form in all material respects with, applicable accounting requirements and the published rules and regulations of the SEC, (ii) will be prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods except to the extent required by changes in generally accepted accounting principles (and as may be indicated in the notes thereto), and (iii) will fairly present the consolidated financial position of HEALTHSOUTH as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that any unaudited interim financial statements will be subject to normal and recurring year-end adjustments which are not expected to be material in amount and will not necessarily be indicative of results for the full fiscal year and any pro forma financial information contained in such consolidated financial statements will not necessarily be indicative of the consolidated financial position of HEALTHSOUTH as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

         7.22 Obligations of Subsidiary. HEALTHSOUTH shall take all actions necessary to cause the Subsidiary to perform its obligations under this Plan of Merger and to consummate the Merger on the terms and conditions set forth in this Plan of Merger.

Section 8.    Termination, Amendment and Waiver.

         8.1 Termination. This Plan of Merger may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of matters presented in connection with the Merger by the holders of ReLife Shares and the holders of HEALTHSOUTH Common Stock:

                 (b) by mutual written consent of HEALTHSOUTH, the Subsidiary and ReLife;

                 (a) by either HEALTHSOUTH or ReLife:

                     (i) if, upon a vote at a duly held meeting of  stockholders or any adjournment thereof, any required approval of the holders of ReLife Shares shall not have been obtained;

                     (ii) if the Merger  shall not have been  consummated  on or before December 31, 1994, unless the failure to consummate the Merger is the result of a willful and material breach of this Plan of Merger by the party seeking to terminate this Plan of Merger; provided, however, that the passage of such period shall be tolled for any part thereof (but not exceeding 60 days in the aggregate) during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of a meeting of stockholders;

                     (iii) if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

                     (iv) in the  event of a breach  by the  other  party of any representation, warranty, covenant or other agreement contained in this Plan of Merger which (A) would give rise to the failure of a condition set forth in Section 9.2(a) or (b) or Section 9.3(a) or (b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Plan of Merger); or

                     (v) if either HEALTHSOUTH or ReLife gives notice of termination pursuant to Section 7.10;


                 (c) by either HEALTHSOUTH or ReLife in the event that (i) all of the conditions to the obligation of such party to effect the Merger set forth in Section 9.1 shall have been satisfied and (ii) any condition to the obligation of such party to effect the Merger set forth in Section 9.2 (in the case of HEALTHSOUTH) or Section 9.3 (in the case of ReLife) is not capable of being satisfied prior to the end of the period referred to in Section 8.1(b)(ii);

                 (d) By ReLife, if ReLife's Board of Directors shall have (i) determined, in the exercise of its fiduciary duties under applicable law, not to recommend the Merger to the holders of ReLife Shares or shall have withdrawn such recommendation or (ii) approved, recommended or endorsed any Acquisition Transaction (as defined in Section 7.11) other than this Plan of Merger or (iii) resolved to do any of the foregoing; or

                 (e) By HEALTHSOUTH, if the holders of more than 10% of the ReLife Shares shall have given proper written demand for appraisal of the value of such ReLife Shares as provided in Section 262 of the DGCL before the taking of a vote on the Merger at any meeting of the holders of ReLife Shares called for that purpose.

         8.2 Effect of Termination. In the event of termination of this Plan of Merger as provided in Section 8.1, this Plan of Merger shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than the provisions of the Confidentiality Agreement, this Section
8.2 and 8.6, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or other agreements set forth in this Plan of Merger.

         8.3 Amendment. This Plan of Merger may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the holders of ReLife Shares; provided, however, that after any such approval, there shall be made no amendment that pursuant to
Section 251(d) of the DGCL requires further approval by such stockholders without the further approval of such stockholders. This Plan of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties.

         8.4 Extension; Waiver. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Plan of Merger or in any document delivered pursuant to this Plan of Merger or (c) subject to the proviso set forth in Section 8.3, waive compliance with any of the agreements or conditions contained in this Plan of Merger. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Plan of Merger to assert any of its rights under this Plan of Merger or otherwise shall not constitute a waiver of such rights, except as otherwise provided in Section 7.10.

         8.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Plan of Merger pursuant to Section 8.1, an amendment of this Plan of Merger pursuant to Section 8.3, or an extension or waiver pursuant to
Section 8.4 shall, in order to be effective, require in the case of HEALTHSOUTH, the Subsidiary or ReLife, action by its Board of Directors or the duly authorized designee of the Board of Directors.

         8.6 Expenses; Break-up Fees. (a) All costs and expenses incurred in connection with this Plan of Merger and the transactions contemplated hereby shall be paid by the party incurring such expense, except that expenses (other than legal, accounting and investment banking costs, which shall be paid by the party incurring such expenses) incurred in connection with preparing, filing, printing and mailing the Proxy Statement and the Registration Statement shall be shared equally by ReLife and HEALTHSOUTH.

         (b)    (i) If this Plan of Merger is terminated  by ReLife pursuant  to
Section 8.1(d), and within one year after the effective date of such termination ReLife is the subject of a Third Party Acquisition Event with any Person (as defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act (other than a party hereto), then at the time of consummation of a such Third Party Acquisition Event, ReLife shall pay to HEALTHSOUTH a break-up fee of $8,000,000 in immediately available funds, which fee represents the parties' best estimates of the out-of-pocket costs incurred by HEALTHSOUTH and the value of management time, overhead, opportunity costs and other unallocated costs of HEALTHSOUTH incurred by or on behalf of HEALTHSOUTH in connection with this Plan of Merger. ReLife shall not enter into any agreement with respect to any Third Party Acquisition Event which does not, as a condition precedent to the consummation of such Third Party Acquisition Event, require such break-up fee to be paid to HEALTHSOUTH upon such consummation.

                 (ii) As used herein, the term "Third Party Acquisition Event" shall mean either of the following:

                 (A) ReLife shall consummate any Acquisition Transaction (as defined in Section 7.11); or

                 (B) any Person (other than a party hereto or its affiliates or present holders of ReLife Shares) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange
         Act) or the right to acquire beneficial ownership of, or a new group has been formed which beneficially owns or has the right to acquire beneficial ownership of, 30% or more of the outstanding ReLife Shares.

The break-up fee provided for in this Section 8.6(b) shall not be payable if ReLife shall enter into an Acquisition Transaction where the price per share to be paid for the ReLife Common Stock or ReLife's business or assets shall be less than $21.60.

        Save this language per BDG:

                 (iii) If this Plan of Merger is  terminated by Blue pursuant to
         Section 8.1(b)(iv) as a result of a breach by HEALTHSOUTH as set forth therein, then HEALTHSOUTH shall pay to Blue a break-up fee of $_______________ in immediately available funds, which fee represents the parties' best estimates of the out-of-pocket costs incurred by Blue and the value of management time, overhead, opportunity costs and other unallocated costs of Blue incurred by or on behalf of Blue in connection with this Plan of Merger.

         (c) In the event that this Plan of Merger shall be terminated by reason of the failure of the condition set forth in Section 9.1(c), HEALTHSOUTH shall pay ReLife a break-up fee in connection with this Plan of Merger in the amount of $1,000,000 in immediately available funds within 15 days of the termination of the Plan of Merger as a result of such failure of condition.

         (d) Each party acknowledges that the provisions for the payment of break-up fees and allocation of expenses contained in this Section 8.6 are an integral part of the transactions contemplated by this Plan of Merger and that, without these provisions, the other party would not have entered into this Plan of Merger. Accordingly, if a break-up fee shall become due and payable by either party, and such party shall fail to pay such amount when due pursuant to this Section, and, in order to obtain such payment, suit is commenced which results in a judgment against the other party therefor, such party shall pay the other party's reasonable costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest computed on any amounts determined to be due pursuant to this Section (computed from the date upon which such amounts were due and payable pursuant to this Section) and such costs (computed from the date incurred) at the prime rate of interest announced from time to time by NationsBank of North Carolina, National Association. The obligations of the parties under this Section 8.6 shall survive any termination of this Plan of Merger.

Section 9.    Conditions to Closing.

         9.1 Mutual Conditions. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date of the following conditions (any of which may be waived in writing by HEALTHSOUTH, the Subsidiary and ReLife):

                 (a) None of HEALTHSOUTH, the Subsidiary or ReLife nor any of their respective subsidiaries shall be subject to any order, decree or injunction by a court of competent jurisdiction which (i) prevents the consummation of the Merger or (ii) would impose any material limitation on the ability of HEALTHSOUTH effectively to exercise full rights of ownership of the Common Stock of the Surviving Corporation or any material portion of the assets or business of ReLife.

                 (b) No statute, rule or regulation shall have been enacted by the government (or any governmental agency) of the United States or any state, municipality or other political subdivision thereof that makes the consummation of the Merger and any other transaction contemplated hereby illegal.

                 (c) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

                 (d)  The  Registration   Statement  shall  have  been  declared
         effective and no stop order with respect to the Registration Statement shall be in effect.

                 (e) The Merger and such other matters as counsel may reasonably advise shall have been approved by such vote of the stockholders of ReLife as may be required under the DGCL and under the Certificate of Incorporation of ReLife, and such other vote as may be reasonably required by the Board of Directors of ReLife upon the advice of counsel in the exercise of its fiduciary obligations.

                 (f) The shares of HEALTHSOUTH Common Stock to be issued in connection with the Merger (i) shall have been approved for listing on the Exchange upon official notice of issuance and (ii) shall have been issued pursuant to an effective registration statement (which is subject to no stop order) or in transactions qualified or exempt from registration under applicable securities or Blue Sky laws of such states and territories of the United States as may be required.

                 (g) The Merger shall qualify for "pooling of interests" accounting treatment, and HEALTHSOUTH and ReLife shall have received a letter to that effect from Ernst & Young, independent accountants for HEALTHSOUTH, dated (i) the date of the mailing of the Proxy Statement to ReLife's stockholders and (ii) the Closing Date.

         9.2 Conditions to Obligations of HEALTHSOUTH and the Subsidiary. The obligations of HEALTHSOUTH and the Subsidiary to consummate the Merger and the other trans-actions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived by HEALTHSOUTH and the Subsidiary):

                 (a) Each of the agreements of ReLife to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed in all material respects, and ReLife shall have performed, in all material respects, all of the acts required to be performed by it at or prior to the Closing Date by the terms hereof.

                 (b) The representations and warranties of ReLife set forth in this Plan of Merger shall be true and correct as follows: (i) the representations and warranties of ReLife set forth in Section 3.11(a) shall be true and correct as of the date of this Plan of Merger and as of the Closing Date; (ii) the representations and warranties of ReLife set forth in Sections 3.1, 3.2, 3.6, 3.9, 3.17, 3.18 and 3.19 shall be true and correct in all material respects as of the date of this Plan of Merger and as of the Closing Date as though made on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date); and (iii) the representations and warranties of ReLife set forth in this Plan of Merger (other than those set forth in Sections 3.11(a), 3.2, 3.6, 3.9, 3.17, 3.18 and 3.19), shall be true and correct as of the date of this Plan of Merger and as of the Closing Date as though made on and as of the Closing Date, (a) except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date) and (b) except for breaches of representations and warranties as to matters that do not have a material adverse effect on ReLife; and HEALTHSOUTH and the Subsidiary shall have been furnished with a certificate, executed by a duly authorized officer of ReLife, dated the Closing Date, certifying in such detail as HEALTHSOUTH and the Subsidiary may reasonably request as to the fulfillment of the foregoing conditions (with such exceptions thereto as may be noted therein); provided, however, that HEALTHSOUTH and the Subsidiary shall not have the right to terminate this Plan of Merger by reason of the failure of the condition set forth in this Section 9.2(b) if such failure will not have a material adverse effect on the business of ReLife.

                 (c) HEALTHSOUTH and the Subsidiary shall have obtained, or obtained the transfer of, any licenses, certificates of need and other regulatory approvals necessary to allow the Surviving Corporation to operate the ReLife facilities, unless the failure to obtain such transfer or approval would not have a material adverse effect on the business of ReLife.

                 (d) HEALTHSOUTH and the Subsidiary shall have received all consents, approvals and authorizations of third parties with respect to all leases and management agreements to which the ReLife Subsidiaries and the ReLife Partnership are parties which are reasonably determined by HEALTHSOUTH to be material and which are required of such third parties by such documents, in form and substance acceptable to HEALTHSOUTH, except where the failure to obtain such consent, approval or authorization would not have a material effect on the business of ReLife.

                 (e) HEALTHSOUTH shall have received an opinion from Haskell Slaughter Young & Johnston, Professional Association, to the effect that the merger will constitute a reorganization within the meaning of
         Section 368(a) of the Code.

                 (f) HEALTHSOUTH shall have received an opinion from Bradley, Arant, Rose & White substantially to the effect set forth in Exhibit 9.2(e) hereto.

                 (g) Michael E. Stephens and HEALTHSOUTH shall have entered into the Non-Competition Agreement contemplated by Section 7.20 hereof.

                 (h) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Plan of Merger shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business of ReLife.

                 (i) The Proxy dated of even date herewith executed by Michael E. Stephens in favor of HEALTHSOUTH shall have been approved by the Board of Directors of ReLife.

                 (j) The Proxy dated of even date herewith executed by Michael E. Stephens in favor of HEALTHSOUTH shall be and remain in full force and effect.

                 (k) Section 203 of the DGCL shall not at any time since the date of execution of this Plan of Merger have been applicable to the Merger.

         9.3 Conditions to Obligations of ReLife. The obligations of ReLife to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived by ReLife):

                 (a) Each of the agreements of HEALTHSOUTH and the Subsidiary to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed, in all material respects, and HEALTHSOUTH and the Subsidiary shall have performed, in all material respects, all of the acts required to be performed by them at or prior to the Closing Date by the terms hereof.

                 (b) The representations and warranties of HEALTHSOUTH set forth in this Plan of Merger shall be true and correct as follows: (i) the representations and warranties of HEALTHSOUTH set forth in Section 5.10(i) and of HEALTHSOUTH and the Subsidiary set forth in Section 4 shall be true and correct as of the date of this Plan of Merger and as of the Closing Date; (ii) the representations and warranties of HEALTHSOUTH set forth in Sections 5.1, 5.2, 5.3, 5.11 and 5.12 shall be true and correct in all material respects, as of the date of this Plan of Merger and as of the Closing Date as though made on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date); and (iii) the representations and warranties of HEALTHSOUTH set forth in this Plan of Merger (other than those set forth in Sections 5.1, 5.2, 5.3, 5.10(i),
         5.11 and 5.12) shall be true and correct as of the date of this Plan of Merger and as of the Closing Date as though made on and as of the Closing Date (a) except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), and (b) except for breaches of representations and warranties as to matters that do not have a material adverse effect on HEALTHSOUTH. ReLife shall have been furnished with a certificate, executed by duly authorized officers of HEALTHSOUTH and the Subsidiary, dated the Closing Date, certifying in such detail as ReLife may reasonably request as to the fulfillment of the foregoing conditions (with such exceptions thereto as may be noted therein); provided, however, that ReLife shall not have the right to terminate this Merger by reason of the failure of thes condition set forth in this Section 9.3(b) such failure will not have a material adverse effect on the business of HEALTHSOUTH .

                 (c)    ReLife  shall  have received an opinion  from   Bradley,
         Arant, Rose & White to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

                 (d)    ReLife  shall have  received  an opinion  from   Haskell
         Slaughter Young & Johnston, Professional Association, substantially to the effect set forth in Exhibit 9.3(d) hereto.

                 (e) The Base Period Trading Price shall not be lower than $31.45 per share.

                 (f) Michael E. Stephens and HEALTHSOUTH shall have executed and delivered a Registration Rights Agreement with respect to shares of HEALTHSOUTH Common Stock which may be acquired by Michael E. Stephens upon the exercise of that certain Stock Option Agreement, dated as of January 26, 1987, as amended, which Registration Rights Agreement shall provide that Michael E. Stephens shall have the right, exercisable one time per year for as long as such Stock Option Agreement shall remain outstanding, to require HEALTHSOUTH to file a registration statement on Form S-3 with the SEC (the effectiveness of which registration statement shall be maintained for 90 days) covering the sale of not fewer than 100,000 shares of HEALTHSOUTH Common Stock to be acquired upon exercise of such Stock Option Agreement by Michael E. Stephens.

Section 10      Miscellaneous.

         10.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Plan of Merger or in any instrument delivered pursuant to this Plan of Merger shall survive the Effective Time. There shall be no personal liability of any officer, director or stockholder of a party for any breach discovered after the Effective Time.

         10.2 Notices. Any communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery or by facsimile and overnight courier to the parties hereto at the following addresses, or at such other address as either party may advise the other in writing from time to time:

                 If to HEALTHSOUTH:

                           HEALTHSOUTH Rehabilitation Corporation
                           Two Perimeter Park South
                           Birmingham, Alabama  35243
                           Attention:  Michael D. Martin
                           Facsimile:  (205) 969-4719

                 with a copy to:

                           William W. Horton, Esq.
                           HEALTHSOUTH Rehabilitation Corporation
                           Two Perimeter Park South
                           Birmingham, Alabama 35243
                           Facsimile:  (205) 969-4732

                 and to:

                           J. Brooke Johnston, Jr., Esq.
                           Haskell Slaughter Young & Johnston
                           1200 AmSouth/Harbert Plaza
                           1901 Sixth Avenue North
                           Birmingham, Alabama  35203
                           Facsimile:  (205) 324-1133

                 If to ReLife:

                           ReLife, Inc.
                           813 Shades Creek Parkway
                           Birmingham, Alabama  35209
                           Attention:  Michael E. Stephens, Chairman of the
                                       Board, President and Chief Executive
                                       Officer
                           Facsimile: (205) 870-8128

                 with a copy to:

                           Bradley, Arant, Rose & White
                           1400 Park Place Tower
                           2001 Park Place
                           Birmingham, Alabama  35203
                           Attention:  Thomas N. Carruthers, Esq. and
                                          John K. Molen, Esq.
                           Facsimile:  (205) 252-0264

All such communications shall be deemed to have been delivered on the date of hand delivery or on the next business day following the deposit of such communications with the overnight courier.

         10.3 Further Assurances. Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Plan of Merger.

         10.4 Indemnification of Directors and Officers. (a) From and after the Effective Time, HEALTHSOUTH shall, and shall cause the Surviving Corporation to, jointly and severally, indemnify, defend and hold harmless the present and former officers and directors of ReLife (collectively, the "Indemnified Parties") against all losses, expenses (including attorneys' fees), claims, damages, costs, liabilities or judgments or amounts that are paid in settlement with the approval of HEALTHSOUTH (which approval shall not be unreasonably withheld) arising out of actions or omissions occurring at or prior to the Effective Time or required under the DGCL (and shall also pay expenses in advance of the final disposition of any claim to each Indemnified Party, to the fullest extent permitted under, and under the terms and conditions provided by, the DGCL.

         (b) HEALTHSOUTH shall use its best efforts to arrange to have the Indemnified Parties named as insureds under, or otherwise covered by, its officers' and directors' liability insurance policy (as long as any such policy shall be in force), provided that such action shall not involve unreasonable cost to HEALTHSOUTH.

         (c) This Section 10.4 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties, their heirs and personal representatives and shall be binding on HEALTHSOUTH and the Surviving Corporation and their respective successors and assigns.

         10.5 ReLife Line of Credit. ReLife shall use its best reasonable efforts to obtain an appropriate waiver and/or consent to the Merger from AmSouth Bank N.A., the lender under its Credit Agreement; provided, however, if such a waiver or consent, satisfactory in form and substance to HEALTHSOUTH cannot be obtained by the Closing Date, HEALTHSOUTH will provide ReLife with the funds to pay all amounts due under such Credit Agreement.

         10.6 Governing Law. This Plan of Merger shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware, applied without giving effect to any conflicts-of-law principles.

         10.7 "Including". The word "including", when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific terms or matters as provided immediately following the word "including" or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference to the word "including" or the similar items or matters, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general statement, term or matter.

         10.8 "Knowledge". "To the knowledge", "to the best knowledge, information and belief", or any similar phrase shall be deemed to refer to the knowledge of the Chairman of the Board, Chief Executive Officer or Chief Financial Officer of a party and to include the assurance that such knowledge is based upon a reasonable investigation, unless otherwise expressly provided.

         10.9 "Material adverse change" or "material adverse effect". "Material adverse change" or "material adverse effect" means, when used in connection with ReLife or HEALTHSOUTH, any change, effect, event or occurrence that has, or is reasonably likely to have, individually or in the aggregate, a material adverse impact on the business or financial position of such party and its subsidiaries taken as a whole; provided, however, that "material adverse change" and "material adverse effect" shall be deemed to exclude the impact of (i) changes or proposed changes in health care, health insurance or other similar Laws (as defined below) or the interpretation thereof by courts or governmental authorities, occurring after the date of the execution of this Plan of Merger,
(ii) changes in generally accepted accounting principles or regulatory accounting principles, occurring after the date of execution of this Plan of Merger; and (iii) changes prevailing in the economy or in the healthcare industry generally, occurring after the date of execution of this Plan of Merger. For purposes of this Plan of Merger, ""Law" shall mean any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree.

         10.10 "Hazardous Materials". The term "Hazardous Materials" means any material which has been determined by any applicable governmental authority to be harmful to the health or safety of human or animal life or vegetation, regardless of whether such material is found on or below the surface of the ground, in any surface or underground water, airborne in ambient air or in the air inside any structure built or located upon or below the surface of the ground or in building materials or in improvements of any structures, or in any personal property located or used in any such structure, including, but not limited to, all hazardous substances, imminently hazardous substances, hazardous wastes, toxic substances, infectious wastes, pollutants and contaminants from time to time defined, listed, identified, designated or classified as such under any Environmental Laws (as defined in Section 10.11) regardless of the quantity of any such material.

         10.11 Environmental Laws. The term "Environmental Laws" means any federal, state or local statute, regulation, rule or ordinance, and any judicial or administrative interpretation thereof, regulating the use, generation, handling, storage, transportation, discharge, emission, spillage or other release of Hazardous Materials or relating to the protection of the environment.

         10.12 Captions. The captions or headings in this Plan of Merger and the Disclosure Schedule are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Plan of Merger.

         10.13 Integration of Exhibits. All Exhibits attached to this Plan of Merger and the Disclosure Schedule are integral parts of this Plan of Merger as if fully set forth herein, and all statements appearing therein shall be deemed disclosed for all purposes and not only in connection with the specific representation in which they are explicitly referenced.

         10.14  Entire  Agreement.  This  instrument,   including  all  Exhibits
attached hereto, the Disclosure Schedule and the Confidentiality Agreement contain the entire agreement of the parties and supersedes any and all prior or contemporaneous agreements between the parties, written or oral, with respect to the transactions contemplated hereby. It may not be changed or terminated orally, but may only be changed by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification, extension, discharge or termination is sought.

         10.15 Counterparts. This Plan of Merger may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall, together, constitute and be one and the same instrument.

         10.16 Binding Effect. This Plan of Merger shall be binding on, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Plan of Merger. No party may assign any right or obligation hereunder without the prior written consent of the other parties.

         10.17 No Rule of Construction. The parties acknowledge that this Plan of Merger was initially prepared by HEALTHSOUTH, and that all parties have read and negotiated the language used in this Plan of Merger. The parties agree that, because all parties participated in negotiating and drafting this Plan of Merger, no rule of construction shall apply to this Plan of Merger which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Plan of Merger.

         IN WITNESS WHEREOF, the parties have caused this Plan and Agreement of Merger to be executed by their respective duly authorized officers, and have caused their respective corporate seals to be hereunto affixed, all as of the day and year first above written.


                                 HEALTHSOUTH Rehabilitation Corporation


                                  By: ____________________________________
                                               Michael D. Martin
                                      Senior Vice President and Treasurer


ATTEST:

__________________________________
         Anthony J. Tanner
             Secretary


[CORPORATE SEAL]


                                 RRS ACQUISITION COMPANY, INC.

                                   By: ____________________________________
                                                Michael D. Martin
                                                  Vice President
ATTEST:


____________________________________
         Anthony J. Tanner
             Secretary


[CORPORATE SEAL]


                                  RELIFE, INC.

                                    By: ____________________________________
                                                Michael E. Stephens
                                           Chairman of the Board, President
                                              and Chief Executive Officer


ATTEST:


____________________________________
         Thomas W. Marshall
             Secretary

[CORPORATE SEAL]